
InPlay
TECHNOLOGIES®

Putting Emerging Innovative Technologies Into Play

NASDAQ: NPLA

2006 Annual Report
and Proxy Statement


InPlay
TECHNOLOGIES

We are putting proprietary, emerging technologies "in play." Our main lines of business in 2006:

- MagicPoint® active RF pen-and-digitizer system, the only digital stream communication solution for pen input on tablet PCs and convertible notebooks

- Duraswitch® patented electronic switch technologies that couple the friendly tactile feedback of mechanical pushbuttons and rotary dials with the reliability and thin profile of membrane switches for an ideal user-input solution for a wide range of applications

Dear Stockholders:

Our business is technology innovation. We were founded on our internally developed and patented Duraswitch® technology. Today we have over 30 licensed manufacturers worldwide who market and produce our Duraswitch switch technologies for a wide range of end applications.

Under the InPlay corporate umbrella, we expanded our technology platform with the acquisition of FinePoint Innovations' MagicPoint® digital pen computing technology. Our initial target market, tablet PCs and convertible notebooks, is an emerging market opportunity. With the only digital communication stream technology, versus the typical analog system used on most tablet PCs today, we believe we can capitalize on this market and enable future innovation.

We will continue to build on this foundation by:

- ▲ supporting our current licensed Duraswitch manufacturing partners as they pursue new opportunities for the Duraswitch technologies
- ▲ expanding our worldwide network through new licensees
- ▲ building strong relationships with contract manufacturers and computer OEMs to increase our market share in the pen computing market
- ▲ furthering our core technologies' capabilities and competitive advantage
- ▲ adding to our technology portfolio as it makes economic sense

We want to thank Tony Van Zeeland for his contributions to InPlay and wish him well in retirement as of the end of 2006. As a co-founder of our company and inventor of the Duraswitch technology, Tony has been an instrumental part of our achievements. We also would like to recognize the loss of R. Terren Dunlap, our other co-founder, to a tragic accident during 2006. We appreciate his vision and leadership through 2001 as Chairman and CEO in our critical early years.

On behalf of the entire InPlay team, thank you for your support of our company. We look forward to the opportunities that we have ahead – both those that are already in play and the opportunities that unfold in the future.

Sincerely,

Bob Brilon
Chief Executive Officer
April 2007



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2006

Commission File Number 001-15069

InPlay Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	88-0308867
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

234 South Extension Road
Mesa, Arizona 85210
(480) 586-3300
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:
None
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State issuer's revenues for its most recent fiscal year: $9,492,162.

The aggregate market value of common stock held by non-affiliates of the registrant (9,802,932 shares) based on the closing price of the registrant's common stock as reported on the NASDAQ Capital Market on March 26, 2007 was $14,998,486. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers. directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 11,502,315.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

INPLAY TECHNOLOGIES, INC.

ANNUAL REPORT ON FORM 10-KSB
Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	DESCRIPTION OF BUSINESS	3
ITEM 2.	DESCRIPTION OF PROPERTY	18
ITEM 3.	LEGAL PROCEEDINGS	18
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	18
	PART II	
ITEM 5.	MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES	19
ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS	20
ITEM 7.	FINANCIAL STATEMENTS	28
ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	49
ITEM 8A.	CONTROLS AND PROCEDURES	49
ITEM 8B.	OTHER INFORMATION	49
	PART III	
ITEM 9.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT	50
ITEM 10.	EXECUTIVE COMPENSATION	50
ITEM 11.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	50
ITEM 12.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE	50
ITEM 13.	EXHIBITS	50
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52
SIGNATURES		53

Statements Regarding Forward-Looking Statements

The statements contained in this report on Form 10-KSB that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, and expenses for fiscal year 2007 and thereafter; statements regarding our licensees' and customers' ability to successfully market and manufacture products using our technologies; the potential for our patented technologies in key markets; our estimation of potential revenue from and timing of production using our technologies; our ability to successfully execute on our corporate goal of leveraging our business model with additional technologies; our ability to protect our intellectual property; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no liability to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed in Item 1, "Risk Factors."

PART I

Item 1. *Description of Business*

Overview

We develop patented, enabling technologies to market, sell, or license. Our current technologies include the Duraswitch® electronic pushbutton, rotary and omni-directional switch technologies, and the MagicPoint® digital computing pen technology.

We maintain our executive offices at 234 South Extension Road, Suite 103, Mesa, Arizona 85210, and our telephone number is (480) 586-3300. Through our website at www.inplaytechnologies.com, we make available free of charge our annual report on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website: the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices.

Strategy

Our goal is to grow our revenue and profitability as a competitive marketer and licensor of proprietary emerging technologies that enable unique design and functionality solutions for relevant industries. To achieve this objective, we intend to promote aggressively the advantages of our current technologies to increase market awareness and attract additional licensees and customers. We expect to expand our portfolio of patented technologies through acquisitions or licenses from inventors or assignees as it makes economic sense.

Our model requires proprietary technologies to succeed. Our first technology was our Duraswitch electronic switch technology that was developed internally and then licensed to switch manufacturers and original equipment manufacturers, or OEMs. Our licensing model employs a network of manufacturers, vendors, and technology alliances that sell to and manufacture products for OEMs. In some instances, we expect that some OEMs may also license technology directly for in-house production or for their suppliers. We believe this strategy provides an avenue to commercialize additional technologies and open new mutually beneficial relationships.

We acquired our MagicPoint® digital computing pen technology through the acquisition of FinePoint Innovations, Inc. in September 2005. The MagicPoint computing pen and digitizer are produced through contract manufacturers, then provided to the original design manufacturer, or ODM, or OEM customer for integration into the final product. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We believe that we can expand our market share by offering this new digital solution.

Electronic Switch Industry

We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches. These technologies include pushbutton, rotary dials, and mouse/cursor/omni-directional controls that can be used in a wide range of applications. We believe our patented technologies provide innovative solutions to the electronic switch design challenges faced by OEMs, product designers, and component suppliers.

We license to switch manufacturers and OEMs the right to produce and sell products using our technologies. We form strategic partnerships with suppliers of complementary products to further market awareness of our technologies and provide material sourcing for our licensees. By partnering with established manufacturers, we are expanding the use of our technologies by leveraging our licensees' manufacturing capabilities and customer relationships. Our goal is to expand our licensee base and the number of applications using our technologies.

Electronic Switch Industry Analysis. Electronic switches and Integrated Control Panels, or ICPs, are used in a wide variety of consumer, industrial, and agricultural products, such as appliances, military equipment, airplanes, automobiles, security systems, temperature controls, point-of-sale systems, elevators, medical equipment, computers, gas pumps, beverage dispensers, gaming units, fitness equipment, consumer electronics, and commercial food preparation equipment.

History of Electronic Switches. In the last hundred years, two basic switches have dominated the market: electro-mechanical and membrane. In its simplest form, an electronic switch controls the flow of electric current: press the switch to complete the circuit and the current flows to operate a microprocessor, which, in turn, performs the desired function. Electro-mechanical switches operate by pushing, turning, or sliding a button, knob, or lever to mechanically activate a series of movable parts that will close or complete a circuit within the switch itself. Although they offer excellent tactile feedback for the user, electro-mechanical switches are bulky and mechanically complex, and can be difficult to integrate into certain ICPs.

Membrane switches consist of multiple, thin-film layers topped by an overlay with printed graphics or instructions to operate the device in which the switch is incorporated. A typical example of a membrane switch is found on most microwave oven control panels. Without tactile feedback, users may activate the switch multiple times, which could cause the opposite effect of what the user intended. To solve the feedback response problem, membrane switch manufacturers typically have offered a "beep" sound, light, or status icon on a display to inform the user when the switch has been activated. However, this solution increases the cost, complexity, and size of the product to which it is added, thus decreasing the advantages of a membrane switch over an electro-mechanical switch.

The second option to overcome the feedback response problem is to incorporate a metal, rubber, or plastic dome as part of the membrane switch. When pressed by a user, the center of the dome will invert and contact the circuit on the membrane layer beneath it. Domed membrane switches are prone to failure due to material fatigue, are much less reliable than membrane switches without domes, and require inconsistent amounts of force to be activated. These limitations have frustrated users and increased the cost and design complexity, while decreasing the reliability, of the switch.

Duraswitch Electronic Switch Competitive Advantages

The keys to our technologies are simplicity of design and reliance on magnetic force, rather than mechanical parts or the elastic properties of materials, to operate a switch. Based on our experience and available research in the electronic switch and ICP industries, we believe our technologies offer several competitive advantages compared to switches and ICPs using traditional electro-mechanical or membrane switch technologies, including the following:

Significantly Greater Durability and Reliability. Our technologies rely on a magnetic-based design with few moving parts and virtually no risk of stress, fatigue, or potential breaking points. By eliminating or reducing the mechanical complexity and precision required by traditional technologies, we believe switches made with our technologies are significantly more durable and reliable than traditional electro-mechanical and membrane switches. Multiple samples of new PushGate switch designs routinely successfully complete durability tests of between 3 and 50 million activations. We believe these test results support our belief in the reliability and durability of products manufactured using our PushGate technologies.

Inherent Feedback Response. Membrane switches and some electro-mechanical switches require additional cues such as beeps, lights, or status icons to artificially provide feedback to the user, which increases the complexity and total cost of the switch. Our PushGate design consistently produces a distinctive "click" each time the user activates our switch and eliminates the costs associated with additional cues.

Ease of Integration in Slim Profile, Environmentally Sealed Design. Because switches produced using our technologies use a thin, multiple layer design that incorporates a flexible circuit rather than bulky mechanical parts, they are easily integrated into flat panel/slim profile products currently desired by the market. This design also eliminates the need to breach the surface of the ICP, enabling our ICPs to be easily sealed, cleaned, disinfected, and protected from harsh environmental conditions.

Value Engineering Alternative. We believe switches produced using our technologies offer a better overall value compared to switches using traditional technologies. The integration attributes of our technologies allow for a complete value engineering alternative to switch panel designs, which can allow for cost reductions in various components and manufacturing processes. In addition, devices using our switches are more durable and reliable than electro-mechanical switches and are therefore less costly to maintain.

Increased Design Capabilities. Our technologies inherently enable various designs that are not easily achieved with traditional technologies. For example, our PushGate pushbutton switch can be designed for large or odd shaped buttons using one actuator, to withstand high impact, extreme temperature and altitude, and for dual output and normally closed designs.

Duraswitch Electronic Switch Technology Strategies

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our patented technologies' competitive advantages in order to make our technologies standard in the industry. We intend to pursue this strategy by aggressively marketing our technologies' advantages and broaden market awareness within our target industries. We are focusing our sales and marketing efforts on our licensing program and will work together with licensees and technology partners to develop further these technologies for specific commercial applications as it makes economic sense.

Increase Market Awareness of Our Patented Technological Advantages. We plan to aggressively promote our patented technologies and design expertise to achieve widespread market awareness of our technologies' advantages. Our promotional efforts will target design engineers and purchasing managers, whom we believe are the primary decision makers within the switch-purchasing market. These efforts will include increasing exposure in trade magazines, increasing traffic to our website, participating actively in vendor-sponsored seminars for design engineers, and aggressively promoting our technologies in the trade media. We believe that promoting our success and our licensees' successes in providing custom-designed solutions for a number of high-profile companies will further enhance market awareness of our technologies and their unique competitive advantages.

License Switch Manufacturers and OEMs. We plan to continue to offer to license our technologies to switch manufacturers, turnkey manufacturers, and OEMs as a product extension and a market differentiation. We intend to target manufacturers in countries where we currently have little or no representation, as well as manufacturers and OEMs who directly manufacture for, or have key customers in, our target markets. When targeting OEMs, we offer to license directly, license preferred manufacturers, or provide information on currently licensed manufacturers. We believe this flexible approach and the simplified requirement of our license agreements, whereby a non-exclusive licensee pays us per-switch royalties for use of our technologies, reduces barriers common to traditional licensing models that often require significant up-front fees to gain access and charge royalties on a percentage-of-sales basis.

Provide Training, Design Engineering, and Marketing Support. We plan to provide engineering and sales training at our licensees' facilities, quarterly sales training in various locations across North America and Europe as well as webcast training on engineering updates and sales strategies for our technologies. We believe we add value to our licensees' efforts by offering design reviews for new projects and by offering direct access to online design manuals. We will continue to expand our lead generation efforts to drive potential business to our licensees through e-mail and direct marketing campaigns. We plan to continue to enhance communications of our technology updates and sales techniques in order to support our licensees.

Target Key Industries with Potential for High-Volume Applications. We intend to continue to market the advantages of our patented technologies to key high-volume markets, including appliance, medical, and industrial controls. We believe that we have developed the technologies that meet the needs of these industries and can educate OEMs on the benefits of utilizing our technologies in future designs. In marketing directly to OEMs, we plan to be a source for design ideas by educating engineers on the benefits our technologies offer. We promote the solutions our technologies have provided for similar industries. We will also support our licensees' sales efforts through sales calls and engineering support.

Duraswitch Electronic Switch Technologies

We have a number of switch applications based on our patented magnetic-based technologies. We have licensed the PushGate®, thiNcoder® and MagnaMouse™ to our licensees. Licensees are charged separately for any licensed components they purchase from us. Fees for additional technologies will be determined upon release.

The Duraswitch PushGate®. A flat panel Duraswitch PushGate pushbutton switch consists of up to five bonded micro-thin layers of material, which collectively measure less than 1/10th of an inch. The top layer of the switch is printed with a graphical overlay that indicates which buttons must be pressed to activate a desired function, such as the "on," "defrost," and "cook" buttons on a microwave oven. Below the top layer is a thin, flexible layer of permanent magnetic material. Below the magnetic layer is spacer material containing a hole through which a patented metal disc is pushed. The disc has a small, raised, off-center button that is pushed by the user through the surface of the switch. A flexible circuit or printed circuit board is located at the bottom of the switch. When the button is pressed, the disc separates from the magnet and the underside of the disc completes the circuit by touching the contacts located on the printed circuit. When the button is released, the magnet pulls the disc away from the switch contacts into its resting position, and the circuit is broken. This magnetic-based design produces a consistent tactile feedback response to the user each time the switch is activated.

The PushGate can be designed, as described above, in a flat panel construction using a graphical overlay, or used as switching mechanism under a custom keycap or housing.

We have introduced a number of enhancements to our core PushGate technology including:

- PushGate Island construction which reduces the number of material layers and allows for the switching element of the PushGate to be fabricated as a freestanding subassembly that can be easily inserted into a foam layer, thereby simplifying the manufacturing process and reduces cost;
- Unique constructions that provide distinct advantages in certain applications including the Large-Key PushGate, High-Impact PushGate, Tact Switch, Extreme Temperature/Altitude PushGate, Peel-and-Place PushGate, and Normally Closed-Normally Open design incorporating PushGate technology.

The Duraswitch thiNcoder®. The Duraswitch thiNcoder resembles a typical volume control knob on a car radio or a selector knob on a washing machine, except that unlike an electro-mechanical rotary switch, our switch is integrated on a flex-circuit. The entire assembly can be less than 1/10th of an inch thick below the overlay. The Duraswitch thiNcoder consists of a rotary knob containing embedded magnets all fastened to a flat surface. The top of the surface displays instructions for the user. The bottom of the surface seals a circular space below the magnet containing small gold-plated balls. Between the magnets and the gold-plated balls are printed electronic circuits, which are activated through contact with the gold-plated balls. When the user turns the knob, the magnet within the rotary knob causes the gold-plated balls to rotate within their circular space. As the balls roll across the flex-circuit membrane, they close or open the circuit and convey the user's instructions to the device. The design of the Duraswitch thiNcoder also allows for a tactile feedback response to the user, such that the user can feel each "click" as the knob is turned. The thiNcoder has been used for medical devices, agricultural equipment, and industrial controls. The thiNcoder can also be designed as a 5-bit encoder for applications that require a large number of selector positions such as an appliance.

In 2006, we added a pushbutton encoder to our thiNcoder rotary switch product line. This technology offers a pushbutton selector function in one simple switch that is easily incorporated into a membrane switch panel or utilized as a discrete switch.

The Duraswitch MagnaMouse™. The Duraswitch MagnaMouse is an omni-directional switch that works by using a disc-shaped actuator held by magnetic attraction. Pushing on the switch surface or any custom designed key cap closes the contact and actuates the MagnaMouse. Electrodes are arranged to produce different outputs when contacted in different locations. The MagnaMouse allows for the integration of cursor control devices into ultra-thin, durable control panels, and as a highly reliable actuator under joystick controls. Additionally, the MagnaMouse can be used as a flat-panel rotary switch replacement. As a rotary replacement, the user moves his finger in a circular motion on the flat or embossed overlay. MagnaMouse functions by using an armature, held in place by a magnet in the resting position, and released when pressure is applied. The armature returns to the magnet when released. In addition to solving problems associated with lost or broken knob controls, eliminating the typical rotary switch knob saves cost and space. MagnaMouse is thin (less than 0.080") and can be mounted on a flex circuit.

The Duraswitch PushFlex. The Duraswitch PushFlex technology combines a commonly available magnet sheet and a magnetically receptive actuating layer to create a unique switch construction. The actuating layer is a slotted flat configuration that aligns to holes cut in the magnetic layer. Together, these layers form a web of switches. PushFlex offers an alternative to both domes and conductive rubber keypads. The web configuration eliminates the need for individual placement of domes, keeping assembly costs down. The entire tooling, sourcing, and molding process for conductive rubber keypads is eliminated. Because PushFlex offers a compelling cost-per-key value proposition, development of the technology has been aimed at applications using numerous pushbuttons like a typical keyboard.

Customers

Our success depends in part on our licensees' ability to incorporate our technologies into OEM's designs and products in key industry segments. As a result, we have licensed various custom and turnkey switch manufacturers to produce switches for devices in a wide variety of industries. Some of the key industries in which our licensees operate include the following: elevator, beverage dispensing, energy management, test and measurement, medical, point-of-sale, appliance, vending machine, gaming, recreational marine, industrial automation, health and fitness, restaurant equipment, gas pump, mass transit, computer, lighting and sound, aerospace, and industrial controls.

In April 2000, we entered into an agreement with Delphi Automotive Systems LLC giving Delphi exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005, the bankruptcy court approved the termination of the Delphi license agreement, effective October 17, 2005 and no revenue was generated in 2006 from Delphi. The license agreement with Delphi generated licensing revenue of $2,955,118, or 86% of licensing revenue, in 2005, and $1,407,978, or 80% of licensing revenue, in 2004. In 2005, licensing revenue from Delphi resulted from the $2 million dollar minimum royalty payment and the recognition of the remaining deferred revenue. In 2004, licensing revenue from Delphi primarily resulted from the recognition of the $1 million minimum royalty payment and recognition of deferred licensing revenue.

In 2007, we entered into a settlement agreement with Delphi Corp. under which we were granted and allowed a general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. We subsequently sold the allowed claim to a third party for no less than face amount of the claim.

Competition

We believe that the primary competitors for our licensed electronic switch technologies are manufacturers of electro-mechanical and dome membrane switches. Many of these manufacturers have established products, broad brand and name recognition, and significantly greater resources than we do. Our strategy has not been to compete directly with these manufacturers, but to offer to license them our switch technologies. If these manufacturers, as licensees, incorporate our technology into their switches, we will have converted our competitors into business partners and Duraswitch technology advocates.

While a licensing business model fosters cooperation, switch manufacturers may not adopt Duraswitch's technologies. In particular, manufacturers may be reluctant to alter current designs or have other long-standing relationships that may affect the manufacturers' decision to use one technology over another, even if our technologies offer additional benefits.

We expect to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors may possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.

Digital Computing Pen Industry

Our goal is to enable the development and commercialization of innovative pen computing products using our digital stream communication computing pen solution. To achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles and providing our customers various customizable solutions. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We are marketing this technology to computer OEMs and expect to expand our market share by offering enhanced product capability and a roadmap for future innovation using our technology.

Our MagicPoint technology offers an innovative pen input solution for builders of tablet personal computers, computer peripheral products, point-of-sale terminals, and kiosks. We provide pen and digitizer assemblies to OEM customers through contract manufacturers. The assembly is then sold to the ODM or OEM customer for integration into the final product.

Computing Pen and Digitizer Industry Analysis. Computing pens and digitizers are used to transform human input into a digital signal that a computer or portable device can process. Products that use digitizer input include tablet or convertible PCs, personal digital assistants, or PDAs, point-of-sale devices, kiosks, and various computer peripherals.

History of Digitizer Technology. Digitizer technology has been around for many years and continues to evolve to meet the increasing demands for higher resolution, higher accuracy, and lower power consumption.

There are two basic types of digitizer technology used today: active digitizers and passive digitizers. Both active and passive digitizers use similar components to digitize data, including the following:

- A pen, stylus, or human finger to generate input data;
- A sensor device to generate x, y analog coordinates from the input data;
- A micro controller to convert the x, y coordinates into digital data; or
- Driver software

Passive technology is used in PDAs and many vertical tablet applications today. The term "resistive" is used synonymously with the term "passive" in these applications. In a resistive digitizer all of the electronic components are contained on or beneath the surface of the contacted surface. The input device contains no electronics and can be any hard object (typically a stylus), to create the data to be input.

In a resistive digitizer, a voltage is applied to the top sheet. As the user touches the screen, the top sheet compresses the spacer dots so that the top and bottom layers are in contact. Upon contact, current flows to the four corners in proportion to the distance from the edge. The x & y position of the stylus is then calculated by the controller based on the changes in the current flows and digital coordinates are generated.

Other passive digitizing technologies used primarily in non-portable touch screen applications include capacitive, near-field imaging, acoustic wave, and infrared technology.

Electromagnetic or active digitizers utilize an input device, such as a pen, which contains some electronics external to the touched surface of the digitizing device. An active digitizer uses electromagnetic technology to transmit information about the pen's location, via the pen, to the sensor grid located behind the liquid crystal display. The controller's chipset uses this information to create digital data, including ASCII data packages, which are used by the host computer. Active digitizer technology is the technology of choice for applications in which higher resolution, higher accuracy, and the ability to hover, also called mouse-over or rollover, is required.

There are two types of active digitizers available on the market today. One uses a self-powered pen (battery in pen) and one uses a grid-powered pen (no battery in the pen). Self-powered pens favor high performance, low power applications. Grid-powered pens are favored by small pen size or desktop applications where power is less of a concern.

MagicPoint Competitive Advantages

We recently introduced our MagicPoint digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We believe that our digital solution offers competitive advantages including the following:

Better Accuracy. Analog communications assign a specific frequency band to each function and measure the frequency to determine what information is being transmitted from the pen. Thus, added features in an analog system will reach a limit, or bandwidth limitation. Increasing the operational bandwidth will result in a noisier system which reports position information with less fidelity. For the user, this means lower accuracy and increased jitter. Digital communication is not limited by bandwidth, thus improving the position signal fidelity (better accuracy and less jitter). We believe our digital system offers the user a true pen-and-paper experience.

Lower Cost. With our digital technology, adding features does not require additional tuning or increase the cost of production.

Increased Feature-Enhancement Capability. Our digital technology inherently offers increased feature-enhancement capability that is not easily achieved with analog technology. For example, our MagicPoint pen can be configured for eraser, lasso, brush, air brush, calligraphy and highlighting capability. The technology also allows for unique pen IDs, enables the pen to act as a security key, or to store files in the pen and move to another device.

MagicPoint Strategies

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our computing pen technologies' competitive advantages in order to accomplish our goal of the development and commercialization of innovative pen computing products. To achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles.

Broaden Pen-Input Capabilities Through Our Digital Roadmap. We intend to expand the functionality for pen input by introducing feature enhancements using our digital communication technology. We believe these efforts will give us a competitive advantage over other suppliers. We also believe that by expanding the uses of the pen in the user interface for tablet PCs, we can help accelerate the market opportunity for this category.

Expand Awareness of Our Technologies' Advantages. We plan to promote our technologies to achieve widespread awareness of the advantages of our digital pen solution. We are focusing our sales and marketing efforts on computer OEMs that currently, or plan to, manufacture tablet PCs and convertible notebooks as well as the contract manufacturers that serve this market. These efforts include one-on-one meetings with key decision makers at the computer OEMs and contract manufacturers, leveraging relationships with technology alliances and vendors, exposure in trade magazines, and attending trade shows.

Leverage Relationships with Target Partners. We intend to pursue strategic partnerships or licensing opportunities with contract manufacturers and component suppliers that currently, or plan to, provide products to computer OEMs. We believe we can advance the commercialization of our digital pen solution by leveraging relationships with established partners who have greater resources and established credibility in the markets that we are targeting.

MagicPoint Digital Computing Pen Technology

Our MagicPoint system consists of a digitizer and digital writing pen. The pen is a cordless, active RF digital pen versus the earlier analog pen technology used with most computer-based systems. The digitizer is a complete assembly comprised of a sensor grid and integrated controller electronics with standard connectors. The pen transmits a digital signal to the digitizer which is then processed by the system.

The MagicPoint 800 (MP800) system includes a digitizer and self-powered pen. The pen is powered by a long-life battery. The self-powered pen transmits a very small constant and continuous electromagnetic signal. This signal is captured by the digitizer which is positioned behind the display of the tablet PC or video monitor to determine pen position. The pen position information is sent to the PC or host and is displayed as cursor or mouse position information.

The MagicPoint 820 (MP820) is a battery-free pen technology. Like our self-powered pen, the MP820 is a cordless, active RF digital pen. The MagicPoint digitizer behind the LCD screen powers the pen. This patent-pending technology is different than other digitizer-powered analog signal pen products on the market. We believe we have designed the system to optimize power consumption from the tablet PC or convertible notebook while maintaining high accuracy, high resolution, and low noise performance.

Customers

We market directly to computer OEMs and contract manufacturers. Our current target segment is manufacturers of tablet PCs and convertible notebooks. We work with contract manufacturers to manufacture our pen and digitizer product. The assembly is then provided to the ODM or OEM customer for integration into the final product.

Our MagicPoint business has been dependent on one customer, Gateway, Inc. We recognized approximately $8.2 million and $2.9 million of revenue related to this customer in 2006 and 2005, respectively. See "*Risk Factors – Our business currently depends on one significant customer.*"

Competition

We are aware of several other companies that provide active digitizer including Wacom Co. Ltd. and N-trig Inc. While these companies provide similar products to ours, their products use analog communication to send pen status and function data. We are not aware of any competitor that is offering a pen computing product using digital stream communication.

Our competitors possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.

Intellectual Property

Our success also depends in part on maintaining and protecting our proprietary technologies. As a result, we have adopted an intellectual property protection policy designed to deter and stop infringement. To deter infringement, we file United States and foreign patents for relevant material technological advances and warn against potential infringement by posting patent numbers on our products, packaging, and published materials. Examples of these materials include our website, brochures, advertisements, and some technology samples. We have not had to become involved in infringement litigation to protect our intellectual property, however, we intend to prosecute litigation against infringers if necessary.

To protect our trade secrets and other intellectual property, we also require our employees, contract workers, consultants, advisors, and collaborators to enter into confidentiality agreements, that prohibit the disclosure of proprietary information to third parties or the use of our proprietary information for commercial purposes. Our technical and sales employees also must agree to disclose and assign to us all methods, improvements, modifications, developments, discoveries, and inventions conceived or developed on the job, using our property, or relating to our business. As of December 31, 2006, we had approximately $1.3 million of capitalized costs related to patents, net of accumulated amortization.

As of December 31, 2006, we held 22 United States patents and 17 foreign patents for the Duraswitch technologies and 9 United States patents and 1 foreign patent for the MagicPoint technologies. We also have patent applications pending in the United States, Mexico, Canada, France, Great Britain, China, Taiwan, Italy, and Germany. We have made further filings under the Patent Cooperation Treaty, which makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an "international" patent application.

We have registered the following trademarks with the United States Patent and Trademark Office: "InPlay Technologies®," "Duraswitch®," "Duraswitch" as a stylized word with a unique "D," "The World is Switching®," "PushGate®," "thiNcoder®," and "MagicPoint®."

Research, Development, and Commercial Application Engineering

We have eight people in our research, development, and commercial application engineering department who focus on supporting our licensees, ODMs and OEM customers in the design and implementation of products using our technologies. These efforts include technology enhancements, value engineering, engineering manuals, design reviews, and on-site training and manufacturing support.

We have developed a portfolio of patented and patent-pending technologies that meet the needs of our Duraswitch licensees, their customers, and our target markets. Since 2003, we focused our engineering efforts on the commercialization of these technologies through our licensees.

In 2005, we acquired FinePoint Innovations and the MagicPoint digital computing pen technology. Our engineering efforts for our MagicPoint technology have been focused on continued technology development, software enhancements, RoHS compliance, and customer support. Our research, development, and commercial application engineering department will continue to adapt our technologies as needed for commercialization through our licensees and OEM customers. We plan to file patents for any unique technology enhancements or developments.

During 2006, 2005, and 2004, we spent $1,351,272, $641,047, and $472,485, respectively, on research, development, and commercial application engineering efforts. We expect that future research, development and commercial application engineering expenses will fluctuate depending on engineering need to support additional OEM customers.

Sales and Marketing

We have three people in the sales and marketing department who focus on supporting our existing licensees and customers, marketing our technologies to OEMs, obtaining new licensees and customers, and forming technology alliances.

Websites: www.inplaytechnologies.com, www.duraswitch.com, and www.finepointinnovations.com. We believe design engineers, purchasing managers and product managers, the individuals most likely to make the decision to incorporate our technologies in their products, frequently use the Internet to search for design solutions. Therefore, our websites are a key component of our current direct marketing efforts. Most of our advertising and promotional materials direct readers to our websites. In addition to attracting potential licensees and customers to our websites for information, we use our websites to generate interest in our technologies. Using our websites as promotional tools is also less expensive than other methods, is interactive, and reaches a global audience. Our websites have several features, including the following:

- information about the advantages of our patented technologies;
- white papers, press releases, and articles published by third parties about our products;
- virtual demonstrations of our technologies and products;
- technical data to assist design engineers in designing products using our technologies;
- information on products that currently use our technologies; and
- benefits and the process for obtaining information to utilize our technologies.

Duraswitch Licensee Support. Our existing Duraswitch licensees and their sales representatives are an extension of our marketing effort as they sell our technologies to their customers. We provide direct support by attending sales calls and with one-on-one design reviews and conference calls. We also provide generalized support and training to keep licensees abreast of technology developments, improvements in processes, and sales tools. To communicate this, we have created a licensee-only section on our website that includes the following:

- *Click:* an e-newsletter highlighting engineering, manufacturing, and procurement updates;
- *The Report:* an e-newsletter with sales tips, licensee success stories, and technology updates;
- web cast training: interactive presentations on Duraswitch technologies given multiple times to accommodate various time zones, and also archived;
- online training manuals: complete design and manufacturing manuals for our technologies available online to ensure updates and enhancements are available immediately;
- sales presentations, marketing literature, images, and logos available for licensees to download and integrate with their own branded sales materials; and
- strategic technology partner contacts for procurement and support for complementary products that our licensees often use when manufacturing our technologies.

We are also able to negotiate with vendors who provide magnets, adhesives, and other materials used in the manufacture of our technologies to provide our licensees with preferred pricing.

MagicPoint Marketing Strategy. We estimate that approximately 40 companies worldwide currently make or sell tablet PCs and convertible notebooks, the initial target products for our MagicPoint technology. Because of the number of potential customers, and relatively limited number of competitors in our market, we believe that personal contact and one-on-one meetings are the most effective way to sell our technologies. We believe the key decision makers within these companies are the product marketing manager and product engineering manager. Our approach is to meet with these key decision makers to determine pen system features requirements. We determine which of our products best fit those needs, then present recommendations.

Public Relations. We target technical periodicals for media exposure in an effort to raise awareness of our technologies and application successes through our licensees and customers. Our public relations campaigns have included editorial coverage of our technologies and listings in industry-specific supplier guides. We believe this is a cost-effective method of capturing the attention of design engineers and OEMs and educating them on the benefits of our technologies. Articles on our technologies have been included in numerous trade publications and Websites including *EE Times, Control Engineering, Appliance Magazine, Electronicstalk, Tablet PC Magazine and Tablet PC Talk.*

Seminars and Trade Shows. We present training seminars about our technologies at some vendor-sponsored events for product design engineers. At these seminars, we are able to meet attendees and provide them with information about our technologies through multi-media presentations, product demonstrations, brochures, and samples. We support the efforts of, and often partner with, licensees, customers and technology partners to broaden awareness of our technologies at these events.

Employees

As of March 15, 2007, we had 21 employees. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be good.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Robert J. Brilon	46	Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, and Director

Robert J. Brilon became Chief Executive Officer in 2002 and has served as President and Chief Financial Officer of InPlay Technologies since November 1998. Mr. Brilon served as Chairman from May 2002 through March 2005. Mr. Brilon holds a B.S. degree in Business Administration from the University of Iowa and is a CPA.

Mr. Anthony J. Van Zeeland retired as Chief Technology Officer and director, effective December 31, 2006. He had served as Chief Technology officer since July 2003 and as director since our company's formation in May 1997.

Risk Factors

Our business currently depends on one significant customer.

We market our MagicPoint computing pen technology to computer OEMs. However, in 2006, we were dependent on Gateway, Inc. for 86% of our total revenue. Our business depends to a significant extent on Gateway's success in selling computers that incorporate our computing pen technology. Any material delay, cancellation, or reduction of orders from Gateway could have a material adverse effect on our business. In addition, Gateway could select an alternate computing pen technology for its products.

We anticipate that sales to Gateway during 2007 will be significantly lower than 2006 levels and that a significant percentage of our MagicPoint revenue during 2007 will be attributable to Gateway. We do not have a long-term contractual commitment with Gateway to purchase any of our products. As a result, a decline in sales to Gateway could occur at any time. Any significant reduction in Gateway sales of computers incorporating our computing pen technology will reduce our net sales and have a material adverse effect on our results of operations and financial position.

Our customers may cancel orders, change production quantities, or delay production at any time, any of which could materially reduce our net sales and operating results.

We generally do not receive firm, long-term purchase commitments from our OEM customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. At times, our customers' industries experience significant decreases in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than originally anticipated. Cancellations, reductions, or delays by a significant customer or by a group of customers would seriously harm our results of operations for a period by reducing our net sales in that period. In addition, because many of our costs and operating expenses are fixed, a reduction in customer demand could harm our gross profit and operating income.

We depend on limited suppliers for certain critical raw materials. Our inability to obtain sufficient raw materials at favorable prices could increase our prices or otherwise harm our business.

Our products require raw materials that must meet exacting standards. The most significant raw materials that we purchase are ASICs (Application-Specific Integrated Circuits) and electro-magnetic shields. Shortages of raw materials may occur when there is a strong demand for these materials. A major decline in a supplier's financial condition could also affect our ability to obtain raw materials.

We rely heavily on our ability to maintain access to steady sources of these raw materials at favorable prices. We are currently highly dependent on several manufacturers for the raw materials used in our products. We do not have specific long-term contractual arrangements, but we believe we are on good terms with our suppliers. We cannot be certain that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our supply of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries of our products to our customers. In addition, our gross profits could suffer if the prices for raw materials increase.

We may fail to meet expectations because our net sales, gross profit and cash flow will fluctuate from period to period.

Our operating results have varied in the past and will likely continue to fluctuate. In connection with our business, a wide array of factors could cause our net sales, gross profits and cash flow to fluctuate in the future from period to period. In addition to other factors mentioned in this report, primary factors that might affect our results of operations in this regard include the following:

- our ability to adjust expenses for any particular quarter in response to changes in net sales because a substantial component of our operating expenses are fixed costs;
- any change in the mix of products that we provide will impact our net sales and gross profit depending on whether the sales are licensed components, which result in lower sales prices but higher gross profit, or contract-manufactured products, which result in higher net sales and lower gross profit;
- the cyclical nature of some of the markets in which we serve;
- the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;
- expenses associated with acquisitions; or
- general economic conditions.

As a result of any of these or other factors, we could fail to achieve our expectations as to future net sales, gross profit, and cash flow. Any downward fluctuation or failure to meet expectations will likely adversely affect the trading price of our common stock. Due to the foregoing factors, it is likely that in some future periods our operating results will be below the expectations of public market analysts and investors and, as a result, the market price of our common stock may decline.

We have a lengthy sales cycle, which increases the likelihood that our quarterly net sales will fluctuate and which may, in turn, adversely affect the trading price of our common stock.

Due to the complexity of our technologies, our customers perform, and require us to perform, extensive process and product evaluation and testing, which results in a lengthy sales cycle. Our sales cycles often last for several months, and may last for up to six months or more. As a result of this lengthy sales cycle, our net sales and operating results may vary unpredictably from period to period. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in operating results from quarter to quarter that are unrelated to the long-term trends in our business. This lack of predictability and variability in our results could adversely affect the market price of our common stock in particular periods.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation, and our business.

Notwithstanding the testing that we perform on our products, defects could be found in our existing or new products. These defects could result in product liability or warranty claims. In addition, any defects found in our products could result in a loss of net sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs, and increased service costs, any of which could discourage customers from purchasing our products. Although we maintain a warranty reserve, we cannot be certain that this reserve will be sufficient to cover our warranty or other expenses that could arise in the future as a result of defects found in our products.

Our operating results could be seriously harmed if the markets in which we sell our products do not grow.

Our continued success depends in large part on the continued growth of various market sectors that use our products, including the following:

- computers and computer-related products, specifically tablet PC and convertible notebooks;
- medical electronics and equipment; and
- industrial controls.

Slow growth in these markets in which we sell our products could reduce our sales, adversely affecting our business, financial condition, and results of operations.

Downturns in the industries in which we operate could reduce the value of our inventories and cause a reduction in our profits.

In the past, we have experienced reductions in the value of our inventories due to unexpected demand declines. Such declines have caused us to write down inventory, which greatly reduced our profit for the given period. If any of the markets in which our customers operate suffers a decline, we may be forced to write down existing inventory, which would adversely affect our results of operations.

We use manufacturing resources in Asia and Central America, which limits our control of the manufacturing process.

We outsource some of our manufacturing requirements to strategic partners in Thailand, China, and Costa Rica. Outsourcing, particularly with international manufacturers, carries certain risks, including:

- the outsourcing contractors' ability to manufacture products that meet our technical specifications and that have minimal defects;
- the outsourcing contractors' ability to honor product warranties;
- the financial solvency, labor concerns, and general business condition of our outsourcing contractors;
- unexpected changes in and the burdens and costs of compliance with a variety of foreign laws and regulatory requirements;
- increased chances of our intellectual property being infringed as a result of the failure of foreign governments to enforce the protection of intellectual property rights;
- political and economic instability in overseas locations; and
- global health related matters, such as SARS, Avian Flu, and other health concerns.

If we are unable to retain employees with key technical expertise or we are otherwise unable to protect our intellectual property, or if we are found to have infringed third party intellectual property rights, our financial condition and future prospects could be materially harmed.

Our MagicPoint and Duraswitch technologies require a large amount of engineering design and manufacturing expertise. We rely on the expertise of our employees and our learned experiences in both the design and manufacture of our products. If we were to lose one or more of our key employees, then we would likely lose some portion of our institutional knowledge and technical know-how. It is possible that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition and a reduction of sales for our products.

We rely on trade secret protection for most of our proprietary technology, in part through confidentiality agreements with our employees, consultants, and third parties. If any of these agreements are found to be unenforceable, we may be unable to adequately protect our technology. If any of these agreements are breached, especially by companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets. In addition, the laws of certain territories in which we develop, manufacture, or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

While we are currently not aware of any claims against us for the infringement of intellectual property rights, any such claim could divert the efforts of our technical and management personnel and require us to spend significant resources to develop or otherwise obtain non-infringing technology. Any successful claim against us would likely require us to pay substantial damages or cease the use and sale of infringing products, or both.

Our business depends upon retaining key personnel and attracting new employees.

Our success depends to a significant degree upon the continued contributions of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. Of our current executive officers, only Bob Brilon, our Chief Executive Officer, has an employment agreement with us. We currently do not maintain any key person life insurance. To manage our operations effectively, we may need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production, sales, accounting and finance. We may have difficulty recruiting these employees or integrating them into our business.

If we fail to develop, introduce, and sell new products our operating results could be adversely affected.

Our success will depend in part on the commercial acceptance of our patented technology portfolio and our ability to license those patents or sell our products to companies with the ability to incorporate the technologies in a wide range of products. To be accepted, our technologies must meet the expectations of our potential customers.

The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, design, develop, manufacture, market, and sell technologies and products that meet our customers' changing needs, and successfully anticipate or respond to technological changes on a cost effective and timely basis. Our sales will be reduced, either through loss of business to our competitors or discontinuance of our products in the market, if any of the following occur:

- we fail to complete and introduce new technology designs in a timely manner;
- we are unable to design and manufacture products according to the requirements of our customers;
- our customers do not successfully introduce new systems or products incorporating our technologies;
- market demand for our technologies does not develop as anticipated;
- we are unable to obtain raw materials in a timely manner or at favorable prices; or
- we are unable to maintain pricing to sustain or grow our gross margins.

In particular, sales of our MagicPoint technology have been primarily to one customer, Gateway, Inc. If we are not able to obtain additional customers or if our competitors are successful in developing new products that offer significant advantages over our products, and we are unable to improve our technology or develop or acquire alternative technology that is more competitive, we may not be able to grow our business. If we are unable to design, develop, manufacture, market, and sell new products successfully, we will lose business.

Our goodwill may become impaired in the future.

We have goodwill resulting from our acquisitions. At least annually, we evaluate this goodwill for impairment based on the fair value of the related reporting units. This estimated fair value could change if there were future changes in our capital structure, cost of debt, interest rates, capital expenditure levels, ability to perform at levels that were forecasted, or a permanent change to the market capitalization of our company. These changes may in the future, result in an impairment that would require a material non-cash charge to our results of operations. Our annual review of goodwill in the fourth quarter of 2006 did not result in any impairment.

We have made and may make other acquisitions and cannot assure you that any potential acquisition will be successful.

We are looking for strategic opportunities to grow and diversify our product offerings through acquisitions. There can be no assurance that we will be successful in identifying appropriate acquisition candidates or integrating products and operations with any such candidates that we may acquire. Any such acquisitions could involve the dilutive issuance of equity securities or the incurrence of debt. In addition, acquisitions may involve numerous additional risks, including the following:

- difficulties integrating the operations and personnel of acquired companies;
- exposure to unanticipated liabilities of an acquired company;
- the risk of entering into markets or producing products where we have limited or no experience, including the integration of the purchased technologies and products with our technologies and products;
- the diversion of the attention of our management team from other business concerns;
- the recording of goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
- potential loss of key customers or employees of acquired companies;
- significant expenditures to consummate acquisitions and additional resources required to fund operations of acquired companies;
- difficulties in meeting applicable regulatory requirements; and
- our ability to assess, integrate, and implement internal controls of an acquired company in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Even when an acquired company has already developed and marketed products, there can be no assurance that the technologies or products will continue to be successful, that technology enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to the acquired company or its technologies.

We have a history of operating losses.

We have had substantial losses since our inception. We expect to continue committing substantial resources to the establishment and support of new Duraswitch and MagicPoint licensee and customer relationships, and expanding our market share for our technologies. We are unable to estimate accurately future revenue based upon historical performance and we cannot assure you if and when we will sustain profitability.

We face risks related to rapidly changing technology.

Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for electronic components. We may encounter additional challenges as we expand our intellectual property portfolio into new markets. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing, and successfully marketing new technologies as they emerge. We work with our licensees and OEM customers to design solutions specific to their needs and the needs of their customers.

Our growing international business activities subject us to risks that could reduce the demand for our products and increase our operating expenses.

During 2006, net revenue from international customers represented 88.5% of our total net revenue. We have been marketing our technologies to international customers and expect that net revenue from international licensees will increase in future years. To date, all of our revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

- different technology standards and design requirements;
- longer payment cycles for and greater difficulties collecting accounts receivable;
- fluctuations in currency exchange rates;
- nationalization, expropriation, and limitations on repatriation of cash;
- social, economic, banking, and political risks;
- taxation;
- changes in U.S. laws and policies affecting trade, foreign investment and loans; and
- changes in enforcement of laws protecting intellectual property.

Our stock price has been volatile.

The price of our common stock fluctuates significantly. The trading price of our common stock could be subject to wide fluctuations in response to:

- establishment, growth or loss of licensee or customer relationships;
- timing of introductions, production, and sales cycles of new products by our licensees or customers incorporating our technologies in their products, which is at their discretion;
- future announcements concerning our company, our competitors or our principal customers, such as quarterly operating results, adjustments to previously reported results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations, or litigation;
- sales of common stock by our officers, directors, and other insiders;
- investor perceptions concerning the prospects of our business;
- market reaction to acquisitions, joint ventures, or strategic investments announced by us or our competitors;
- the liquidity within the market of our common stock;
- market conditions and investor sentiment affecting market prices of equity securities of high technology companies or small cap companies;
- general economic, political, and market conditions, such as recessions or international currency fluctuations;
- lawsuits filed against us; and
- compliance with the Sarbanes-Oxley Act.

Rights to acquire shares of common stock could result in dilution to other holders of common stock.

As of December 31, 2006, we had outstanding options to purchase 1,468,473 shares of common stock under our stock option plans at a weighted average exercise price of $6.62 per share and we had outstanding warrants to purchase 509,091 shares of common stock at a weighted average exercise price of $3.64 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans. We have also filed a registration statement to register the resale of shares issuable upon exercise of the outstanding warrants. As a result, the underlying shares will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. The existence of such stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the holders of these securities can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such securities.

Certain provisions of our certificate of incorporation, granting our board of director's broad discretion to issue shares of preferred stock, may adversely affect rights of common stockholders.

Our board of directors may, without further action by our common stockholders, from time to time, issue shares of our authorized but unissued preferred stock, and determine the rights, preferences, and limitations of each series of preferred stock. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with dividend, liquidation, voting, conversion, and other rights superior to the rights of our common stockholders. Satisfaction of any dividend preferences of our outstanding redeemable preferred stock and future issuances of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of our company before any payment to our common stockholders. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer, or proxy contest or the assumption of control by a holder of a large block of our securities more difficult. Any issuances of our preferred stock thus may have a material adverse effect on rights of common stockholders.

Item 2. ***Description of Property***

Our principal facilities are located in Mesa, Arizona, where we presently lease 8,926 square feet of office space in a building located at 234 South Extension Road. Our lease terminates on December 31, 2007, subject to our option to extend the term for one additional one-year period. We have a lease for 5,302 square fee of office space at a building located at 15220 South 50th Street in Phoenix, Arizona. We intend to sub-lease a portion of or all of this property. Our lease at the Phoenix location terminates on June 15, 2009. We believe our current facilities will be sufficient for our operational purposes for the foreseeable future and any additional facilities needed thereafter will be available on commercially reasonable terms.

Item 3. ***Legal Proceedings***

The Company is involved in various claims and legal actions arising from the ordinary course of business. There are currently no such pending proceedings to which we are a party that we believe will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. ***Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities***

Our common stock has been listed on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market) under the symbol "NPLA" since June 2005. Prior to that time, our common stock was listed on the NASDAQ SmallCap Market or the NASDAQ National Market under the symbol "DSWT." The following table sets forth high and low sales prices of the common stock for each calendar quarter indicated as reported on the NASDAQ National Market or NASDAQ Capital Market, as applicable.

	High	Low
Year Ended December 31, 2005		
First Quarter	$ 2.60	$ 1.11
Second Quarter	3.10	1.25
Third Quarter	3.80	1.20
Fourth Quarter	4.15	0.80
Year Ended December 31, 2006		
First Quarter	$ 3.82	$ 2.25
Second Quarter	3.00	2.18
Third Quarter	2.75	1.15
Fourth Quarter	1.90	1.13

As of March 26, 2007, the closing price of our common stock on the NASDAQ Capital Market was $1.53, and there were approximately 330 holders of record of our common stock. We believe that our common stock is held by approximately 1,800 beneficial holders.

Dividend Policy

We have never declared any cash dividends on our common stock since we currently intend to retain any future earnings to finance future growth. We do not intend to declare any dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2006.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity Compensation Plans Approved by Stockholders	1,468,473	$ 6.62	63,467
Equity Compensation Plans Not Approved by Stockholders	509,091 (1)	$ 3.64	-
Total	1,977,564	$ 5.85	63,467

(1) Issuance of warrants in connection with the December 2005 private placement of 1,272,728 shares.

Item 6. *Management's Discussion and Analysis*

Overview

We develop, market, and license patented enabling technologies. Our current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the MagicPoint® computing pen technology.

We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.

As of March 15, 2007, we had 31 licensees of our switch technologies, foreign and domestic.

During September 2005, we acquired FinePoint Innovations, a developer of digital computing pen technology. We are marketing the MagicPoint digitizer and pen products developed by FinePoint to manufacturers of convertible notebooks and tablet PCs. We believe our digital pen technology offers significant advantages over the current analog products.

We anticipate that revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on our licensees' and our customers' ability to market, produce, and ship products that incorporate our technologies. In 2006, we were dependent on one customer for 86% of our revenue, and therefore, our revenue will fluctuate based on that customer's requirements. We believe that the amount of revenue for any period is not necessarily indicative of results for any future period.

Our research, development, and commercial application engineering expenses are comprised mainly of personnel, occupancy costs, and engineering supplies. Our selling, general and administrative expenses are comprised mainly of personnel costs, legal and accounting fees, depreciation, insurance, and occupancy costs.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition. Our MagicPoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time we deliver products to customers.

Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured.

Inventory Valuation. Our inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components, and finished goods which are primarily pens and digitizers that are in transit to the customer. We record inventories at the lower of cost or market value, determined using the first-in, first-out method. Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the 2005 acquisition of FinePoint Innovations and the 1998 acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill and other intangible assets for impairment at least annually, in accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use present value and market value techniques to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, we performed our annual impairment test in December 2006 and found no impairment in our existing goodwill balances.

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents our best estimate, as of December 31, 2006, of the amount of such deferred tax assets that, more likely than not, will be realized. As a result of this estimate, as of December 31, 2006 we have reduced the entire deferred tax asset by the valuation allowance.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Revenue. The following table summarizes our net revenue:

	Year ended December 31,		Increase (Decrease)	
	2006	2005	Amount	Percent
MagicPoint	$ 8,638,519	$ 3,031,115	$ 5,607,404	185%
Duraswitch	853,643	3,424,429	(2,570,786)	(75%)
Total net revenue	$ 9,492,162	$ 6,455,544	$ 3,036,618	47%

The increase in total net revenue is primarily a result of our acquisition of FinePoint Innovations and the MagicPoint technology during September 2005, and therefore, 2006 includes twelve months of MagicPoint revenue compared to four months in 2005.

Net MagicPoint Revenue. For the year ended December 31, 2006 and 2005 revenue related to one customer was $8,168,449 and $2,858,805 representing 95% and 94% of net MagicPoint revenue. We expect our revenue in 2007 from this customer to be significantly lower than 2006 as our customer's current product is replaced by newer designs. We will continue our efforts to win additional new design business from this customer, and obtain new customers for MagicPoint products. However, because of lengthy design and product development cycles within the industry, any significant revenue from new customers would likely not occur until the fourth quarter of 2007.

Net Duraswitch Revenue. For the year ended December 31, 2006 and 2005 recognition of revenue from the Delphi license agreement generated $0 and $2,955,118 of Duraswitch licensing revenue representing 0% and 86% of Duraswitch licensing revenue, respectively. We expect our Duraswitch revenue to increase significantly in 2007 as a result of the settlement of our $7.5 million licensing claim against Delphi. Revenue from other licensees increased by $384,332 in 2006 primarily as a result of increased sales of our thiNcoder rotary switch licensed components and royalties.

We anticipate that Duraswitch licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on production orders being issued to our licensees for products utilizing our technologies. The timing of the purchase orders depends on economic conditions as well as market acceptance of products that incorporate our technologies. The amount of licensing revenue for any period is not necessarily indicative of results for any future period.

Cost of Goods Sold. The following table summarizes our cost of goods sold (COGS):

	Year ended December 31,		Increase	
	2006	2005	Amount	Percent
MagicPoint	$ 7,919,064	$ 2,224,266	$ 5,694,798	256%
Duraswitch	306,440	253,105	53,335	21%
Total COGS	$ 8,225,504	$ 2,477,371	$ 5,748,133	232%

The increase in total COGS was primarily the result of the sale of MagicPoint digital pens and digitizers for a period of twelve months in 2006 as compared to four months in 2005. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of digital pens and digitizers, sales of licensed components, and royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us.

MagicPoint COGS. MagicPoint COGS relates to the production of the MagicPoint digital computing pens and digitizers. The COGS as a percentage of MagicPoint revenue will fluctuate depending on the average selling price to OEMs. MagicPoint COGS was adversely affected in 2006 by inventory writedown costs of $545,599 relating to obsolete and slow moving raw material, and losses recognized on future purchase commitments of $456,000. COGS was also affected by $317,977 of scrap costs incurred in the fourth quarter in connection with the termination of our manufacturing agreement with one of our contract manufacturers.

Duraswitch COGS. Duraswitch COGS is primarily comprised of licensed components and other switch materials which are sold to licensees. The increase is primarily related to increased sales of materials sold to licensees to be used in the manufacture of rotary switches.

Selling, General and Administrative Expenses. The following table summarizes our selling, general and administrative expenses (SG&A):

	Year ended December 31,		**Increase (Decrease)**	
	2006	2005	Amount	Percent
MagicPoint	$ 1,088,268	$ 326,475	$ 761,793	233%
Duraswitch	244,939	710,610	(465,671)	(66%)
Corporate	1,897,338	1,683,815	213,523	13%
Total SG&A	$ 3,230,545	$ 2,720,900	$ 509,645	19%

MagicPoint SG&A. MagicPoint SG&A primarily consists of salaries of sales and administrative personnel and occupancy costs. The main reason for the increased expenses is the inclusion of twelve months of expense in 2006 as compared to four months in 2005.

Duraswitch SG&A. Duraswitch SG&A primarily consists of salaries of sales and administrative personnel and selling, marketing and promotional expenses. The decrease from 2005 is mainly caused by a decrease in Delphi related expenses of $212,000 and a decrease in allocated expenses of $145,721 as personnel spent an increased amount of time working on corporate activities.

Corporate SG&A. Corporate SG&A primarily consists of salaries, accounting, legal and other professional expenses and occupancy costs. The increase is primarily related to increased salaries, benefits and overhead expenses such as insurance, rent, depreciation and utilities .

Research, Development and Commercial Application Engineering Expenses. The following table summarizes our research, development and commercial application engineering expenses (R&D):

	Year ended December 31,		**Increase (Decrease)**	
	2006	2005	Amount	Percent
MagicPoint	$ 925,993	$ 209,782	$ 716,211	341%
Duraswitch	425,279	431,265	(5,986)	(1%)
Total R&D	$ 1,351,272	$ 641,047	$ 710,225	111%

MagicPoint R&D. MagicPoint R&D consists primarily of salaries of engineering personnel and engineering supplies. The increase is primarily due to the inclusion of twelve months of expense in 2006 as compared to four months in 2005.

Duraswitch R&D. Duraswitch R&D consists primarily of salaries and occupancy costs of the team focusing on the commercialization engineering of the Duraswitch technologies. Expenses were approximately the same as 2005 as there were no changes in headcount throughout the year.

Interest and Other Income – Net. Interest and other income - net was $99,980 and $51,424 for the years ended December 31, 2006 and 2005, respectively. The increase was due to increased interest income as a result of higher interest rates and higher cash balances.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net Revenue. The following table summarizes our net revenue:

	Year ended December 31,		Increase	
	2005	2004	Amount	Percent
Duraswitch	$ 3,424,429	$ 1,757,053	$ 1,667,376	95%
MagicPoint	3,031,115	-	3,031,115	-
Total Net Revenue	$ 6,455,544	$ 1,757,053	$ 4,698,491	267%

The increase in total net revenue is primarily a result of our acquisition of FinePoint during September 2005 and the minimum royalty payment related to our Delphi license agreement. Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005 the bankruptcy court cancelled the Delphi license agreement, effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.

Net Duraswitch Revenue. For the years ended December 31, 2005 and 2004, recognition of revenue from the Delphi license agreement generated $2,955,118 and $1,407,978 of Duraswitch licensing revenue representing 86% and 80% of Duraswitch licensing revenue, respectively.

Net MagicPoint Revenue. Revenue related to one customer, Gateway, was $2,858,805 and represented 94% of net FinePoint revenue.

Cost of Goods Sold. The following table summarizes our cost of goods sold (COGS):

	Year ended December 31,		Increase	
	2005	2004	Amount	Percent
Duraswitch	$ 253,105	$ 187,547	$ 65,558	35%
MagicPoint	2,224,266	-	2,224,266	-
Total COGS	$ 2,477,371	$ 187,547	$ 2,289,824	1221%

The increase in total COGS was primarily the result of FinePoint's sale of digital pens and digitizers after the acquisition date of September 1, 2005.

Duraswitch COGS. Duraswitch COGS is primarily comprised of licensed components and other switch materials which are sold to licensees. The increase is primarily related to increased sales of materials sold to licensees to be used in the manufacture of rotary switches.

MagicPoint COGS. MagicPoint COGS relates to the production of FinePoint's digital computing pens and digitizers.

Selling, General and Administrative Expenses. The following table summarizes our selling, general and administrative expenses (SG&A):

	Year ended December 31,		Increase	
	2005	2004	Amount	Percent
Duraswitch	$ 710,610	$ 640,975	$ 69,635	11%
MagicPoint	326,475	-	326,475	-
Corporate	1,683,815	1,266,059	417,756	33%
Total SG&A	$ 2,720,900	$ 1,907,034	$ 813,866	43%

Duraswitch SG&A. Duraswitch SG&A primarily consists of salaries of sales and administrative personnel and selling, marketing and promotional expenses. The increase is primarily due to increased commissions and fees related to the recognition of the Delphi minimum royalty revenue.

MagicPoint SG&A. MagicPoint SG&A primarily consists of salaries of sales and administrative personnel and occupancy costs.

Corporate SG&A. Corporate SG&A primarily consists of salaries, accounting, legal and other professional expenses, and occupancy costs. The increase is primarily related to the bonus earned by our CEO and to additional director fees to compensate our Board of Directors at a level more commensurate with their time spent and industry standards.

Research, Development and Commercial Application Engineering Expenses. The following table summarizes our research, development and commercial application engineering expenses (R&D):

	Year ended December 31,		Increase (Decrease)	
	2005	2004	Amount	Percent
Duraswitch	$ 431,265	$ 472,485	$ (41,220)	(9%)
MagicPoint	209,782	-	209,782	-
Total R&D	$ 641,047	$ 472,485	$ 168,562	36%

Duraswitch R&D. Duraswitch R&D consists primarily of salaries and occupancy costs of the team focusing on the commercialization engineering of the Duraswitch technologies. The decrease primarily relates to an open engineering position.

MagicPoint R&D. MagicPoint R&D consists primarily of salaries of engineering personnel and engineering supplies.

Impairment Loss on Note Receivable. On April 21, 2004 we entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc., or ART, a privately held developer and licensor of vehicle and license plate recognition software. We were not required to close the transaction unless ART achieved $400,000 of net revenue and $100,000 average earnings before interest and taxes, or EBIT, for two consecutive fiscal quarters prior to July 31, 2005. ART did not satisfy either of these conditions. During the twelve months following the execution of the agreement, we committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, we had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005.

ART did not achieve the revenue or EBIT levels which were required as a condition of closing. We also believed that there was no assurance that ART would achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, we recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. We have no commitment to fund ART operations beyond the $500,000.

Interest and Other Income – Net. Interest and other income - net was $51,424 and $37,935 for the years ended December 31, 2005 and 2004, respectively. The increase was to the result of increased interest income as a result of higher interest rates.

Liquidity and Capital Resources

As of December 31, 2006, we had cash and cash equivalents of approximately $1.6 million.

Net cash used in operating activities during the year ended December 31, 2006 was $2,390,407. The cash used in operating activities was used primarily to fund the working capital requirements of our MagicPoint segment. As of December 31, 2006 we had outstanding purchase commitments relating to raw material for our MagicPoint product in which we have recognized a potential loss totaling approximately $456,000 due to obsolescence and lower demand for the raw materials.

Net cash provided from investing activities during the year ended December 31, 2006 was $154,808. $400,000 of cash was provided from the sale of a restricted investment used to fund a letter of credit with our contract manufacturer. These funds were used to pay for our invoices from this manufacturer. During the year we acquired $196,948 of equipment and tooling mainly in support of MagicPoint products.

Net cash used in financing activities during the year ended December 31, 2006 was $195,823. Funds were used to pay notes payable and registration fees relating to the FinePoint acquisition.

Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during 2004 through 2007. On October 8, 2005 Delphi filed for reorganization under Chapter 11, when we were owed minimum royalties of $9.0 million through July 2007. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. We subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, we reached an settlement agreement with Delphi, which was approved by the court in February 2007, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. We sold our rights to this claim and received a cash payment of approximately $7.5 million in the first quarter of 2007. As a result of this settlement and the resulting revenue, we estimate that we will incur commission and fee expenses of approximately $600,000 based on our existing commission and fee agreements. The commissions and fees are expected to be paid in the first and second quarters of 2007.

On September 1, 2005, we acquired all of the outstanding common shares of privately held FinePoint Innovations, a developer of patented digital computing pen solutions for tablet PCs and peripherals. In connection with our acquisition of FinePoint, we obtained a six-month renewable $400,000 standby letter of credit related to the contract manufacturing of FinePoint's products. We were required to pledge a certificate of deposit in the amount of $400,000 as collateral for the standby letter of credit. In the fourth quarter of 2006, we sold this certificate of deposit and used the proceeds to pay our invoices from this manufacturer.

At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of $23.7 million which expire in 2011 through 2025 and net operating loss carryforwards for state income tax purposes of $8.9 million which expire 2007 through 2011.

We have experienced significant operating losses since our inception. We believe that our cash on hand, and cash received from the sale of our Delphi settlement claim, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. However, our capital expenditures and working capital requirements could increase depending on our operating results and other adjustments to our operating plan as may be needed to respond to competition or unexpected events. We continually evaluate our working capital needs and we may seek to obtain additional working capital through debt or equity offerings. There can be no assurance that additional funds will be available on acceptable terms. In the event that additional funds are not available on acceptable terms, we could be required to reduce the scope of or cease operations.

Other than disclosed herein, we have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other that certain long-term operating lease arrangements for our facilities and short-term purchase order commitments to our suppliers. At December 31, 2006, we had a $91,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to our specifications. The tooling commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008.

New Accounting Pronouncements. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes." The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN No. 48 will be effective for the Company's fiscal year ending December 31, 2007. The Company is currently evaluating the impact FIN No. 48 will have on the Company's financial condition and results of operations. The Company does not presently believe that there are material tax positions that would result in a material impact upon implementation of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 will be effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on The Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Company's financial position, cash flows, and results of operations.

Item 7. *Financial Statements*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
InPlay Technologies, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheet of InPlay Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InPlay Technologies, Inc. and subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted a new principle of accounting for share-based payments in accordance with Financial Accounting Standards Board Statement No. 123R, *Share-Based Payment.*

/s/ Moss Adams LLP
Scottsdale, Arizona

March 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
InPlay Technologies, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheet of InPlay Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InPlay Technologies, Inc. and subsidiaries at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
March 15, 2006

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,591,312	$ 4,022,734
Restricted short-term investment	-	400,000
Accounts receivable	379,369	1,460,169
Inventory (Note 5)	1,159,629	1,311,077
Prepaid expenses and other current assets	190,847	87,071
Total current assets	3,321,157	7,281,051
PROPERTY AND EQUIPMENT - Net (Note 6)	510,167	557,145
GOODWILL	1,321,240	1,321,240
PATENTS - Net (Note 7)	1,303,474	1,389,153
OTHER ASSETS	12,258	19,299
TOTAL	$ 6,468,296	$ 10,567,888
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 698,600	$ 1,496,780
Accrued salaries and benefits	498,090	510,794
Accrued purchase commitments (Note 16)	456,000	-
Other accrued expenses and other current liabilities	192,974	539,786
Deferred licensing and other revenue (Note 9)	25,526	82,879
Current portion of notes payable and capital leases payable	-	165,914
Total current liabilities	1,871,190	2,796,153
LONG-TERM LIABILITIES		
Other non-current liabilities	851	11,465
Total long-term liabilities	851	11,465
Total liabilities	1,872,041	2,807,618
COMMITMENTS AND CONTINGENCIES (Notes 4 and 16)		
STOCKHOLDERS' EQUITY (Notes 10 and 11)		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2006 and 2005	-	-
Common stock, $.001 par value, 40,000,000 shares authorized in 2006 and 2005, 11,502,315 and 11,481,512 shares issued and outstanding in 2006 and 2005, respectively	11,502	11,482
Additional paid-in capital	31,424,436	31,373,292
Accumulated deficit	(26,839,683)	(23,624,504)
Total stockholders' equity	4,596,255	7,760,270
TOTAL	$ 6,468,296	$ 10,567,888

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
NET REVENUE:			
MagicPoint	$ 8,638,519	$ 3,031,115	$ -
Duraswitch related party - Delphi (Note 9)	-	2,955,118	1,407,978
Duraswitch non-related parties	853,643	469,311	349,075
Total net revenue	9,492,162	6,455,544	1,757,053
COST OF GOODS SOLD:			
MagicPoint (Includes $545,599 related to inventory obsolescence and $456,000 for purchase commitments in 2006, and $16,205 for inventory obsolescence in 2005.)	7,919,064	2,224,266	-
Duraswitch	306,440	253,105	187,547
Total cost of goods sold	8,225,504	2,477,371	187,547
Gross profit	1,266,658	3,978,173	1,569,506
OPERATING EXPENSES:			
Selling, general and administrative	3,230,545	2,720,900	1,907,034
Research, development and commercial application engineering	1,351,272	641,047	472,485
Total operating expenses	4,581,817	3,361,947	2,379,519
INCOME (LOSS) FROM OPERATIONS	(3,315,159)	616,226	(810,013)
OTHER INCOME (EXPENSE):			
Impairment loss on note receivable (Note 8)	-	-	(500,000)
Interest and other income - net	99,980	51,424	37,935
NET INCOME (LOSS)	$ (3,215,179)	$ 667,650	$ (1,272,078)
NET INCOME (LOSS) PER COMMON SHARE, BASIC	$ (0.28)	$ 0.07	$ (0.13)
NET INCOME (LOSS) PER COMMON SHARE, DILUTED	$ (0.28)	$ 0.07	$ (0.13)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	11,493,205	9,823,637	9,603,717
WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	11,493,205	9,903,485	9,603,717

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 2003	9,591,673	$ 9,592	$ 27,383,479	$ (23,020,076)	$ 4,372,995
Employee stock options exercised	23,000	23	27,437	-	27,460
Net loss	-	-	-	(1,272,078)	(1,272,078
BALANCE, DECEMBER 31, 2004	9,614,673	9,615	27,410,916	(24,292,154)	3,128,377
Shares issued for acquisition of FinePoint	567,611	567	799,764	-	800,331
Shares and warrants issued in private offering	1,272,728	1,273	3,132,468	-	3,133,741
Employee stock options exercised	26,500	27	30,144	-	30,171
Net income	-	-	-	667,650	667,650
BALANCE, DECEMBER 31, 2005	11,481,512	11,482	31,373,292	(23,624,504)	7,760,270
Issuance of stock options			73,573	-	73,573
Issuance of restricted stock	4,803	4	7,496		7,500
Payments in connection with registration of stock previously issued			(56,189)		(56,189
Employee stock options exercised	16,000	16	26,264	-	26,280
Net loss	-	-	-	(3,215,179)	(3,215,179
BALANCE, DECEMBER 31, 2006	11,502,315	$ 11,502	$ 31,424,436	$ (26,839,683)	$ 4,596,255

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (3,215,179)	$ 667,650	$ (1,272,078)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	335,559	282,879	214,535
Impairment loss on note receivable and commitment	-	-	500,000
Stock compensation	81,073	-	-
(Gain) loss on disposal of equipment	42,291	-	(12,335)
Write down of inventory	545,599	31,000	-
Changes in operating assets and liabilities; net of assets acquired and liabilities assumed:			
Accounts receivable	1,080,800	(1,347,081)	1,162
Inventory	(394,151)	(582,935)	(45,561)
Prepaid expenses and other current assets	(96,735)	16,894	43,914
Other assets	-	-	(1,224)
Accounts payable	(798,183)	1,016,187	(13,778)
Accrued salaries and benefits	(12,702)	275,374	24,472
Other accrued expenses and other current liabilities	109,188	55,635	(32,424)
Other non-current liabilities	(10,614)	(7,021)	(11,201)
Deferred licensing revenue	(57,353)	(993,212)	(400,160)
Net cash used in operating activities	(2,390,407)	(584,630)	(1,004,678)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of FinePoint	-	(527,347)	-
Sale (purchase) of restricted short-term investment	400,000	(400,000)	-
Funding of note receivable	-	(110,000)	(390,000)
Increase in patents	(48,244)	(38,803)	(35,619)
Proceeds from sale of equipment	-	-	17,549
Purchases of property and equipment	(196,948)	(109,099)	(31,022)
Net cash (used in) provided by investing activities	154,808	(1,185,249)	(439,092)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments in connection with the registration of previously issued stock	(56,189)	-	-
Net proceeds from issuance of stock	-	3,196,007	-
Net proceeds from exercise of employee stock options	26,280	30,171	27,460
Principal payments on capital leases and notes payable	(165,914)	(266,020)	(8,213)
Net cash (used in) provided by financing activities	(195,823)	2,960,158	19,247
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,431,422)	1,190,279	(1,424,523)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,022,734	2,832,455	4,256,978
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,591,312	$ 4,022,734	$ 2,832,455
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:			
Cash paid for interest	$ 2,755	$ 11,651	$ 555
Fees accrued in connection with the issuance of stock		$ 62,266	
Fair value of FinePoint Innovations, Inc. assets acquired		2,824,282	
Less consideration given:			
Cash advances converted into FinePoint Innovations, Inc. equity		161,937	
Cash paid at closing in settlement of certain assumed liabilities, net of cash acquired		309,761	
Acquisition costs		169,522	
Unregistered common stock issued		800,331	
Reversal of valuation allowance on Company's deferred tax assets		(81,072)	
Liabilities assumed, net of payments		$ 1,463,803	

See notes to consolidated financial statements.

1. NATURE OF BUSINESS

InPlay Technologies, Inc. (the "Company") develops, markets and licenses patented enabling technologies. The Company's current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the MagicPoint® computing pen technology.

The Company has developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. The Company is currently expanding the use of these technologies by licensing manufacturers to produce and sell products using its technologies.

During September 2005, the Company acquired FinePoint Innovations (Note 3), a developer of digital computing pen technology. The Company markets FinePoint's MagicPoint digitizer and pen products to manufacturers of convertible notebooks and tablet PCs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory. Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.

Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	3 to 5 years
Tooling	5 to 7 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years for Duraswitch patents and eight years for FinePoint patents.

Goodwill. The Company tests goodwill for impairment on an annual basis (December 31) or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company first compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. The Company uses a present value technique to measure reporting unit fair value. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, the Company performed its annual impairment test in December 2006 and found no impairment in its existing goodwill balances.

Revenue Recognition. Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. In the case of the Delphi minimum royalty payments, we recognized revenue as it was earned on June 30 of each applicable year.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured. In the case of our exclusive license agreement with Delphi, the up-front payment was nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue was being amortized over the initial seven-year term of the agreement. Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005 the bankruptcy court cancelled the Delphi agreement, effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.

Our MagicPoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Generally, all of these conditions are met at the time the Company delivers products to customers.

Accounts Receivable. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are reviewed for collectability and after 90 days are considered past due.

The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Stock-Based Compensation. At December 31, 2006, the Company had four stock-based employee compensation plans. The plans provide for the granting of awards in the form of incentive and nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors and independent contractors who provide valuable service to the Company. As of December 31, 2006, the Company had granted nonqualified stock options and restricted common stock. Options are granted at the market price of our common stock on the date the grant is approved by the Compensation Committee and have ten-year terms. The stock options for directors and executive officers typically vest within 30 days of grant. In May 2006, the Compensation Committee increased compensation for the Chairman of the Board, effective as of the second fiscal quarter of 2006, to include grants of $2,500 worth of non-registered restricted stock for each quarter of service, with each award vesting one year from the date of grant. At December 31, 2006, 63,467 shares of the Company's registered common stock were available for grant under the plans.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options based on the fair market value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has adopted SFAS 123R using the modified prospective method. Accordingly, prior period amounts have not been restated. Under the modified prospective method, stock options awards that are granted, modified or settled after December 31, 2005 will be valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service period of the entire award. At December 31, 2005, all outstanding stock options were fully vested.

Prior to January 1, 2006, the Company accounted for stock based compensation under the recognition and measurement provisions of APB 25 and related interpretations, as allowed by SFAS 123. The Company had adopted the disclosure-only provisions of SFAS 123 as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require compensation cost to be recognized for the Company's stock options as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Compensation cost recognized as part of our selling, general and administrative expenses in the year ended December 31, 2006 was $81,073, net of $0 tax benefit and is the same as would have been recognized had the provisions of SFAS 123R been applied from its original effective date. Our implementation of SFAS 123R caused us to recognize an additional $73,573 of expense in 2006. As of December 31, 2006, $86,468 of compensation cost related to unvested stock options is expected to be recognized in the years 2007 and 2008 at the rate of $43,234 per year. The estimated value of the options granted during 2006 was calculated using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 4.58 to 4.85 percent, 3.7 to 4.4 percent, and 3.1 percent for options granted in 2006, 2005, and 2004, respectively; an expected life of three years; an expected volatility rate of 76 to 87 percent, 75 to 87 percent, and 84 percent for options granted in 2006, 2005, and 2004, respectively; and an expected dividend rate of zero percent. The following table reflects the effect on net income (loss) and net income (loss) per share if the fair value based method had been applied to all outstanding and unvested stock options in each period:

	Year Ended December 31,	
	2005	2004
Net income (loss), as reported	$ 667,650	$ (1,272,078)
Add: Stock-based compensation recorded as an expense	-	-
Less: Total stock-based employee expense determined under fair value based method for all awards, no tax effect	(463,690)	(147,953)
Pro forma net income (loss)	$ 203,960	$ (1,420,031)
Income (loss) per share:		
Basic and diluted, as reported	$ 0.07	$ (0.13)
Basic and diluted, pro forma	$ 0.02	$ (0.15)

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

Income (Loss) Per Common Share. Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. All stock options and warrants were anti-dilutive in 2006 and 2004 and totaled 1,468,473 and 1,030,556, respectively. Accordingly, these securities have been excluded from the diluted loss per share calculation.

In 2005, 829,756 shares were excluded from the computation of diluted earnings per share, as the exercise price of those options was greater than the average share price for the period.

	2005
Weighted average shares outstanding - Basic	9,823,637
Effect of dilutive stock options	79,848
Weighted average shares outstanding - Fully diluted	9,903,485

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved. The Company's long-lived assets were tested for impairment at December 31, 2006 and no impairment was found.

New Accounting Pronouncements. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes." The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN No. 48 will be effective for the Company's fiscal year ending December 31, 2007. The Company is currently evaluating the impact FIN No. 48 will have on the Company's financial condition and results of operations. The Company does not presently believe that there are material tax positions that would result in a material impact upon implementation of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 will be effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Company's financial position, cash flows, and results of operations.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable and notes payable approximate fair values due to the short-term maturities of these instruments. The fair value of capital leases approximates the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITION OF FINEPOINT INNOVATIONS, INC.

On September 1, 2005, the Company acquired all of the outstanding common shares of privately held FinePoint Innovations, Inc. ("FinePoint") a developer of patented MagicPoint® digital computing pen solutions for tablet PCs and computer peripherals. The results of the MagicPoint operations have been included in the consolidated financial statements since that date. The primary purpose of this acquisition was to expand the Company's portfolio of proprietary technologies.

The aggregate purchase price was $1,360,479, including 567,611 shares of unregistered common stock valued at $800,331, $161,937 cash advance converted into FinePoint equity, $309,761 of cash paid at closing to settle certain assumed liabilities, and $169,522 of acquisition costs net of a $81,072 reversal of the Company's valuation allowance related to a net deferred tax liability acquired from FinePoint. The value of the unregistered common stock issued was determined based on the average market price of the Company's common shares over the period beginning two days before the terms of the acquisition were agreed to and ending two days after the announcement of the agreement.

If the MagicPoint segment achieves at least $3.2 million of accumulated earnings before interest and taxes ("EBIT") through December 31, 2007, former FinePoint shareholders will be entitled to receive an earn-out payment and the purchase price will be modified. If the Company's average stock price for the ten trading days before December 31, 2007 ("Stock Price") is less than or equal to $5.00 per share, the maximum value of the earn-out consideration is $946,000 upon MagicPoint's achievement of $4.0 million or more EBIT. The earn-out payment is payable first in up to 360,000 shares of the Company's unregistered common stock and the balance is payable in cash. If the Company's Stock Price is greater than $5.00, the maximum earn-out consideration is $1,419,000 of unregistered common stock and no cash upon the achievement of $4.0 million or more EBIT. The earn-out payment will be pro-rated based on the amount of EBIT achieved. If EBIT is $3.2 million, the earn-out payment will be 80% of the maximum. If EBIT is $4.0 million, or more, the earn-out payment will be 100% of the maximum. Through December 31, 2006, the MagicPoint segment has an accumulated EBIT loss of approximately $1.0 million, and it does not appear probable that MagicPoint will achieve the earn-out threshold of $3.2 million before December 31, 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. The allocation of the purchase price was based, in part, upon an independent valuation of intangible assets and our estimates and assumptions:

		FinePoint Innovations At September 1, 2005
Current assets	$	636,103
Deferred tax asset		261,200
Property, plant and equipment		391,005
Patents		650,000
Goodwill		877,366
Other non current assets		8,608
Total assets acquired		2,824,282
Current liabilities		1,115,848
Deferred tax liability		342,272
Long-term portion of capital lease		5,683
Total liabilities assumed, net of payments		1,463,803
Net assets acquired	$	1,360,479

Of the $660,000 of intangible assets acquired which are subject to amortization, $650,000 was assigned to patents which have an estimated useful life of approximately eight years and $10,000 was assigned to the order backlog which has an estimated useful life of six months. The $877,366 of goodwill was assigned to the MagicPoint segment.

The operations of the MagicPoint segment are included in the Company's results of operations beginning on September 1, 2005, the acquisition date. The factors resulting in goodwill were FinePoint's name, reputation, and established key personnel. None of the goodwill is deductible for tax purposes.

The accompanying consolidated pro forma information gives effect to the FinePoint acquisition as if it had occurred on January 1, 2005 and its results of operations were included in the year ended December 31, 2005 for the full period. The pro forma information is included only for purposes of illustration and does not necessarily indicate what the Company's operating results would have been had the acquisition of FinePoint been completed on January 1, 2005.

		Twelve months ended December 31, 2005		Twelve months ended December 31, 2004
Revenue	$	6,758,919	$	2,901,763
Net income (loss)	$	2,907	$	(1,611,411)
Income (loss) per share, basic and diluted	$	0.00	$	(0.16)

4. CONCENTRATIONS

The Company maintained its cash and cash equivalents in one financial institution at December 31, 2006. At December 31, 2006, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

In 2006 and 2005, sales to Gateway represented 86 percent and 44 percent of net revenue, respectively. In 2006 and 2005, net revenue from Gateway amounted to $8,168,449 and $2,858,805, respectively. In 2006, 2005 and 2004, Delphi represented 0 percent, 46 percent and 80 percent of net revenue, respectively. In 2005, net revenue from Delphi was $2,955,118 and included $2.0 million related to the recognition of the second minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. In 2004, net revenue from Delphi was $1,407,978 and included $1.0 million related to the recognition of the first minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000.

At December 31, 2006, three customers represented 77 percent of accounts receivable.

5. INVENTORY

The Company's inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components, and finished goods which are primarily pens and digitizers that are in transit to the customer. Inventory consists of the following at December 31:

	2006	2005
Raw materials	$ 1,337,202	$ 831,369
Finished goods	457,676	621,680
Subtotal	1,794,878	1,453,049
Less reserves	(635,249)	(141,972)
Inventory - net	$ 1,159,629	$ 1,311,077

The Company has also recognized a potential loss on purchase commitments of approximately $456,000 relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2006	2005
Computer equipment and software	$ 765,455	$ 720,978
Tooling	389,351	310,121
Other machinery and equipment	225,390	219,555
Leasehold improvements	133,743	133,743
Office furniture and fixtures	89,099	90,514
Total	1,603,038	1,474,911
Accumulated depreciation	(1,092,871)	(917,766)
Property and equipment - net	$ 510,167	$ 557,145

Depreciation expense for property and equipment was $201,635, $141,608 and $143,317, for the years ended December 31, 2006, 2005, and 2004, respectively.

7. PATENTS

Amortization expense for patents was $133,924, $76,663, and $47,790 for the years ended December 31, 2006, 2005, and 2004, respectively. The estimated amortization expense for existing patents is approximately $137,000 for each of the next five years.

The gross carrying amount and accumulated amortization of patents are as follows:

	2006	2005
Patents	$ 1,747,719	$ 1,699,474
Accumulated amortization	(444,245)	(310,321)
Patents - net	$ 1,303,474	$ 1,389,153

8. NOTE RECEIVABLE FROM ACTIVE RECOGNITION TECHNOLOGIES, INC.

On April 21, 2004, the Company entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc. ("ART"), a privately held developer and licensor of vehicle and license plate recognition software. As a condition of closing, ART was required to achieve certain revenue and average earnings before interest and taxes ("EBIT") milestones for two consecutive fiscal quarters prior to July 31, 2005. ART did not achieve the required revenue and EBIT levels. The Company will not close the acquisition on the previously announced terms.

During the twelve months following the execution of the agreement, the Company committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, the Company had a $390,000 note receivable from ART and had accrued the remaining $110,000 commitment. During the first quarter of 2005, the Company advanced the final $110,000 to ART.

At December 31, 2005, the Company had advanced $500,000 under the loan. The note will not be converted into ART's capital stock and is payable in cash.

The Company believed that there was no assurance that ART would achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt and accrued interest or allow ART to continue as a going concern for the next twelve months. As a result, the Company recorded an impairment loss for the year ending December 31, 2004 for the total note receivable of $500,000 and has not recognized interest income on the note receivable. The Company has no commitment to fund ART operations beyond the $500,000.

9. DEFERRED LICENSING REVENUE

In April 2000, the Company entered into a license agreement with Delphi Corporation ("Delphi"), that gave Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of unregistered common stock at $7.00 per share. In exchange, Delphi paid the Company a non-refundable payment of $4 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The option was exercised in June 2000 and the warrant expired in April 2004. The remaining value of the non-refundable payment, totaling $2,865,662, was recorded as deferred licensing revenue and was being amortized over the initial seven-year term of the exclusive license agreement.

On October 8, 2005, Delphi filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.

The Company subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, the Company reached an settlement agreement with Delphi, subject to court approval, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. The agreement was approved by the bankruptcy court in February 2007. The Company sold its rights to this claim and received a cash payment of approximately $7.5 million in the first quarter of 2007.

10. STOCKHOLDERS' EQUITY

Common Stock. In September 2005, the Company issued 567,611 common shares for the acquisition of FinePoint Innovations. During December 2005, the Company completed a private offering of 1,272,728 shares of its common stock and 381,818 warrants with an exercise price of $3.44 per share. Net proceeds from the offering were $3,133,741. During 2006, 20,803 shares of common stock were issued through the Company's stock plans as exercised options and restricted stock grants.

Preferred Stock. As of December 31, 2006, no preferred stock is outstanding. The Company's Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

Warrants. On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at an exercise price of $7.00 per share. This warrant expired on April 20, 2004.

In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. These warrants expired on August 26, 2004.

In connection with the private offering that closed in December 2005, the buyers were granted warrants to purchase 381,818 shares of common stock at an exercise price of $3.44 per share. These warrants expire on December 27, 2010. The underwriters were granted warrants to purchase 127,273 shares of common stock at an exercise price of $4.22 per share. These warrants expire on December 27, 2010. In the event the closing price of our common stock equals or exceeds $5.50 per share for a period of 60 consecutive trading days, the Company may redeem the warrants issued to the investors for $0.01 per warrant upon notice to the warrant holders.

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, December 31, 2003	425,000	$7.00 - $8.25
Issued	-	
Exercised	-	
Expired	(425,000)	$7.00 - $8.25
Balance, December 31, 2004	-	
Issued	509,091	$3.44 - $4.22
Exercised	-	
Expired	-	
Balance, December 31, 2005	509,091	$3.44 - $4.22
Issued	-	
Exercised	-	
Expired	-	
Balance, December 31, 2006	509,091	$3.44 - $4.22

11. STOCK OPTION PLANS

Effective May 1, 1997, the Board of Directors approved a stock option plan (the "1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

The Company's 2005 Stock Award Plan (the "2005 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on May 20, 2005. The number of shares of common stock authorized subject to options under the 2005 Option Plan is 500,000 shares.

The total number of shares available for grant under all four plans is 63,467 at December 31, 2006.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options based on the fair market value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has adopted SFAS 123R using the modified prospective method. Accordingly, prior period amounts have not been restated. Under the modified prospective method, stock options awards that are granted, modified or settled after December 31, 2005 will be valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service period of the entire award. At December 31, 2005, all outstanding stock options were fully vested.

Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require compensation cost to be recognized for the Company's stock options as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

During June 2004, the Company's Compensation Committee authorized an option exchange with our CEO. Pursuant to the agreement, options to purchase 50,000 shares of common stock at an exercise price of $10.85 per share previously granted to him were cancelled. During December 2004, the Company granted him new options to purchase 50,000 shares of common stock at an exercise price of $2.05 per share, which was the market price of the Company's common stock at the time of the new grant of options. The Company had not provided him with any oral or written agreement or implied promise to compensate him for increases in the market price of Company common shares for the period from the date of cancellation of the original options until the grant of the new options. With respect to the new grant of options during December 2004, the options were exercisable at the time of grant.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, December 31, 2003	1,042,440	$ 9.02
Granted	85,000	$ 2.14
Exercised	(23,000)	$ 1.19
Expired or terminated	(73,484)	$ 9.17
Balance, December 31, 2004	1,030,956	$ 8.61
Granted	354,600	$ 2.36
Exercised	(26,500)	$ 1.14
Expired or terminated	(8,000)	$ 1.60
Balance, December 31, 2005	1,351,056	$ 7.16
Granted	210,000	$ 2.09
Exercised	(16,000)	$ 1.64
Expired or terminated	(76,583)	$ 4.72
Balance, December 31, 2006	1,468,473	$ 6.62

	2006	2005	2004
Exercisable at the end of the year	1,378,473	1,351,056	1,030,956
Weighted average fair value of options granted during the year	$ 1.00	$ 1.33	$ 1.18

A summary of options outstanding and exercisable as of December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.81 - $ 1.58	305,300	7.4	$ 1.33	290,300	$ 1.40
$ 1.65 - $ 3.38	538,300	8.3	$ 2.39	463,300	$ 2.78
$ 6.00 - $ 10.85	384,401	3.1	$ 7.03	384,401	$ 7.03
$ 13.01 - $ 22.31	240,472	1.0	$ 22.16	240,472	$ 22.16
$ 0.81 - $ 22.31	1,468,473	5.5	$ 6.62	1,378,473	$ 7.05

Years Ended December 31,	2006	2005	2004
Options exercisable at end of period	1,378,473	1,351,056	1,030,956
Options available for future grant	63,467	201,687	48,287
Intrinsic value of options exercised	$ 16,493	$ 64,292	$ 35,777
Aggregate intrinsic value of options outstanding	$ 54,670	$ 863,933	$ 275,194
Aggregate intrinsic value of options exercisable	$ 53,920	$ 863,933	$ 275,194

The aggregate intrinsic values in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price as of December 31, which was $1.45, $3.26, and $2.37 for the years 2006, 2005, and 2004, respectively. These values would have been received by the option holders had all option holders exercised their in-the-money options as of that date.

12. INCOME TAXES

Net deferred tax assets consist of the following at December 31:

	2006	2005
Deferred tax assets:		
Operating loss carryforwards	$ 8,455,384	$ 8,418,625
Capitalized research and development	1,559,329	1,190,958
Research and development credits	1,398,235	1,605,265
Deferred licensing revenue	11,013	33,152
Note receivable	-	200,000
Inventory reserve	247,194	56,789
Accruals	322,566	99,397
Other	28,733	33,132
Total	12,022,454	11,637,318
Less valuation allowance	(11,436,074)	(10,972,874)
Total	586,380	664,444
Deferred tax liabilities:		
Patents	(526,641)	(555,662)
Other	(59,739)	(108,782)
Total	$ -	$ -

During the years ended December 31, 2006 and 2004 the Company increased the valuation allowance by $463,200 and $1,201,618, respectively, against deferred tax assets. In 2005, the Company decreased the valuation allowance by $569,468. The amount of the valuation allowance for deferred tax assets associated with excess tax deductions from stock based compensation arrangements that is allocated to contributed capital if the future tax benefits are subsequently recognized is $968,223. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company has net operating loss carryforwards for federal income tax purposes of $23.7 million which expire in 2011 through 2026 and net operating loss carryforwards for state income tax purposes of $8.9 million which expire 2007 through 2011.

Current federal and Arizona tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such ownership changes. Such a limitation could result in the expiration of carryforwards before they are utilized.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2006, 2005, and 2004 due to the following:

	2006	2005	2004
(Expense) / benefit calculated at statutory rate	$ 1,093,162	$ (227,001)	$ 432,507
Increase (decrease) in income resulting from:			
Research and development and other tax credits	112,495	39,101	667,658
State income taxes, net	147,073	(38,134)	76,960
Permanent differences	(11,707)	(10,950)	(8,562)
Expiration of state net operating loss carryforwards	(351,988)	(274,917)	-
Other, net	5,106	1,628	20,891
Valuation allowance	(457,584)	510,273	(1,189,454)
Adjustment for change in state income tax rate	(536,557)	-	-
Total	$ -	$ -	$ -

13. SEGMENTS

After completing the acquisition of FinePoint, the Company had two reportable segments at December 31, 2006: Duraswitch and MagicPoint. These segments are strategic business units that have different products and services. The segments are managed separately because each is a distinct and different business venture. The Duraswitch segment licenses its patented electronic switch technologies to switch manufacturers and original equipment manufacturers. The MagicPoint segment manufactures and markets its digital computing pen technology to computer manufacturers. The Company acquired the MagicPoint segment on September 1, 2005 and therefore reflects MagicPoint's operating results beginning that date. The accounting policies of the Company's segments are the same as those described in the Company's summary of significant accounting policies. The Corporate SG&A includes primarily the costs of corporate personnel (including CEO, VP, Finance and Administration and VP, Corporate Communications), outside accounting and legal, directors and officers insurance, and Board fees. Corporate has the responsibility to maintain the Company's public company status and acquire new segments for the Company.

	2006	2005
Revenues		
MagicPoint	'$ 8,638,519	$ 3,031,115
Duraswitch	853,643	3,424,429
Total revenue	$ 9,492,162	$ 6,455,544
Cost of goods sold		
MagicPoint	$ 7,919,064	$ 2,224,266
Duraswitch	306,440	253,105
Total cost of goods sold	$ 8,225,504	$ 2,477,371
Gross profit		
MagicPoint	$ 719,455	$ 806,849
Duraswitch	547,203	3,171,324
Total gross profit	$ 1,266,658	$ 3,978,173
Selling, general and administrative		
MagicPoint	$ 1,088,268	$ 326,475
Duraswitch	244,939	710,610
Corporate	1,897,338	1,683,815
Total selling, general and aministrative	$ 3,230,545	$ 2,720,900

	2006	2005
Research, development and application engineering		
MagicPoint	$ 925,993	$ 209,782
Duraswitch	425,279	431,265
Total research, development and application engineering	$ 1,351,272	$ 641,047
Income (loss) from operations		
MagicPoint	$ (1,294,806)	$ 270,592
Duraswitch	(123,015)	2,029,449
Corporate	(1,897,338)	(1,683,815)
Total net revenue	$ (3,315,159)	$ 616,226

	December 31, 2006	December 31, 2005
Goodwill		
MagicPoint	$ 877,366	$ 877,366
Duraswitch	443,874	443,874
Total goodwill	$ 1,321,240	$ 1,321,240
Total assets		
MagicPoint	$ 3,254,582	$ 3,599,754
Duraswitch	1,548,133	1,600,954
Corporate	1,665,581	5,367,180
Total assets	$ 6,468,296	$ 10,567,888

14. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2006 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 2,133,701	$ 3,089,316	$ 2,551,150	$ 1,717,995
Gross profit	(371,499)	805,167	366,779	466,211
Net loss	(1,741,810)	(257,332)	(683,646)	(532,391)
Net loss per common share, basic and diluted	$ (0.15)	$ (0.02)	$ (0.06)	$ (0.05)

	2005 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net revenue	$ 3,193,179	$ 819,172	$ 2,236,544	$ 206,649
Gross profit	1,361,445	282,389	2,173,387	160,952
Net income (loss)	118,022	(410,790)	1,372,193	(411,775)
Net income (loss) per common share, basic and diluted	$ 0.01	$ (0.04)	$ 0.14	$ (0.04)

15. GEOGRAPHIC CONCENTRATION

Substantially all of the Company's assets are located in the United States. Revenue by geographic area is determined based upon the location of the licensee or customer. The United States and China are the only countries with net revenue in excess of 10 percent of total net revenue. Net revenue by geographic region for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
United States	$ 1,092,149	$ 3,406,397	$ 1,569,578
China	8,234,047	2,858,805	-
Europe	43,428	92,975	92,100
Other	122,538	97,367	95,375
Total	$ 9,492,162	$ 6,455,544	$ 1,757,053

16. COMMITMENTS

Purchase Commitments. In the fourth quarter of 2006, the Company recognized a potential loss on purchase commitments of approximately $456,000 relating to purchase orders placed with raw material vendors in which it is probable that the Company will not be able to realize the value of the raw material in those commitments because of obsolescence factors.

Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Duraswitch-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the Duraswitch patented switch technologies. This agreement remains in effect until the expiration of the last patent which may be issued on the Duraswitch switch technologies. During 2006, 2005, and 2004, the Company paid approximately $6,781, $24,510, and $14,700, respectively, under this agreement.

FinePoint Earn-Out. If the MagicPoint segment achieves at least $3.2 million of accumulated earnings before interest and taxes ("EBIT") through December 31, 2007, FinePoint shareholders will be entitled to receive an earn-out payment and the purchase price will be modified. The earn-out consideration can range between $756,800 and $1,419,000 of unregistered common stock and cash depending on the Company's stock price and EBIT. The earn-out payment is payable first in up to 360,000 shares of the Company's unregistered common stock and the balance is payable in cash. Through December 31, 2006, MagicPoint has an accumulated EBIT loss of approximately $1.0 million and it does not appear probable that MagicPoint will achieve the earn-out threshold of $3.2 million before December 31, 2007.

Employment Agreements. The Company has an employment agreement with its chief executive officer. This agreement calls for a base salary and bonus and also provides for salary and benefits in the event of separation.

Lease Agreements. Rent expense for the periods ended December 31, 2006, 2005, and 2004 approximated $152,071, $90,107, and $52,000, respectively. Future minimum rental payments are $136,488 in 2007, $75,962 in 2008, and $33,403 in 2009.

Tooling. At December 31, 2006, we had a $91,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to our specifications. The commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008.

Litigation. The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

17. SUBSEQUENT EVENT

In January 2007, The Company reached an settlement agreement with Delphi in regard to its claim for unpaid royalty payments, which was approved by the court in February 2007, in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems LLC in the amount of $7.5 million. The Company sold its rights to this claim and received a cash payment of approximately $7.5 million in the first quarter of 2007. As a result of this settlement and the resulting revenue, the Company estimates that it will incur commission and fee expenses of approximately $600,000 based on its existing commission and fee agreements. The commissions and fees are expected to be paid in the first and second quarters of 2007.

Item 8. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

On January 17, 2007, Epstein Weber & Conover ("EWC") notified us that it combined its practice with Moss Adams LLP and that Moss Adams would assume the terms of the Company's engagement letter with EWC. According to information provided to us by EWC, all of the former partners of EWC as of the date of the combination have become partners of Moss Adams.

EWC was engaged by the Audit Committee of the Company's Board of Directors effective June 19, 2006 to audit the Company's financial statements for the year ended December 31, 2006, however, EWC has never issued an audit report on the Company's financial statements for any fiscal year-end or other interim period. There were no disagreements between the Company and EWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Based on the information provided to the Company's Audit Committee, the Audit Committee approved the assumption by Moss Adams, LLP of the Company's engagement letter with EWC.

On January 22, 2007, the Company's Audit Committee of the Board of Directors accepted the assumption by Moss Adams, LLP of the Company's audit engagement letter with EWC.

Prior to appointing Moss Adams to audit the Company's financial statements, neither the Company nor the Audit Committee of the Company's Board of Directors consulted with Moss Adams regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was the subject of a disagreement or event (as defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions).

Item 8A. ***Controls and Procedures***

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in reports and forms filed under the Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the period covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There has been no change in our internal controls over financial reporting that occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to affect, our internal control or financial reporting.

Item 8B. ***Other Information***

None.

PART III

Item 9. ***Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 10. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 11. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 12. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 13. ***Exhibits***

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement dated as of April 1, 2004 among Duraswitch Industries, Inc., Active Recognition Technologies, Arthur Lawida, Ole Sorensen, and Alex Parrish (1)
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
3.1	Amended and Restated Articles of Incorporation (12)
3.2	Amended and Restated Bylaws
4.1	Specimen Common Stock Certificate (3)
10.2	1997 Stock Option Plan (3)
10.3	1999 Stock Option Plan (3)
10.4	2000 Stock Option Plan (4)
10.5	2000 Stock Option Plan Amendment (6)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (3)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter, dated May 1, 1997, by and between Total Switch, Inc. and Anthony J. Van Zeeland (3)
10.8	Licensing Agreement, dated April 20, 2000, between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. (7)
10.9	Shareholders' Agreement, dated June 19, 2000, among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (8)

10.10	Employment Agreement, dated July 1, 2003, by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (9)
10.11	Standard sublease, dated November 1, 2003, by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (4)
10.12	Form of Indemnification Agreement (16)
10.13(a)	Employment Agreement, dated October 1, 2005, by and between InPlay Technologies, Inc. and Robert J. Brilon (14)
10.13(b)	2005 Stock Award Plan (10)
10.14	FinePoint Innovations, Inc. convertible promissory note ($300,000), dated July 27, 2005, issued in favor of InPlay Technologies, Inc. (2)
10.15	Form of Credit Facility Note, dated July 27, 2005, issued by FinePoint Innovations, Inc. in favor of InPlay Technologies, Inc. (2)
10.19	Securities Purchase Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (11)
10.20	Registration Rights Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (11)
10.21	Form of Investor Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the investors in connection with the December 2005 private offering (11)
10.22	Form of Agent Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the placement agent in connection with the December 2005 private offering (11)
10.23	Settlement Agreement between InPlay Technologies and Delphi Automotive Systems, LLC (15)
14	Code of Ethics (16)
21	List of Subsidiaries
23.1	Consent of Moss Adams LLP
23.2	Consent of Deloitte & Touche, LLP
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, as filed with the Commission on April 29, 2004.

(2) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated July 27, 2005, as filed with the Commission on August 2, 2005.

(3) Incorporated by reference to InPlay Technologies, Inc.'s Registration Statement on Form SB-2, as filed with the Commission on or about August 16, 1999.

(4) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on or about March 29, 2004.

(5) Incorporated by reference to InPlay Technologies, Inc.'s definitive Proxy Statement, as filed with the Commission on or about May 12, 2000.

(6) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Commission on or about March 23, 2002.

(7) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated April 20, 2000, as filed with the Commission on or about April 26, 2000.

(8) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended

December 31, 2000, as filed with the Commission on or about March 30, 2001.

(9) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed with the Commission on or about August 5, 2003.

(10) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated May 20, 2005, as filed with the Commission on or about May 25, 2005.

(11) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated December 27, 2005, as filed with the Commission on or about December 29, 2005.

(12) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, as filed with the Commission on or about August 5, 2005.

(13) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 1, 2005, as filed with the Commission on or about September 8, 2005.

(14) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 30, 2005, as filed with the Commission on or about September 30, 2005.

(15) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated February 27, 2007, as filed with the Commission on or about February 27, 2007.

(16) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Commission on or about March 29, 2005.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INPLAY TECHNOLOGIES, INC.

/s/ Robert J. Brilon
Robert J. Brilon, President & Chief Executive Officer,
Chief Financial Officer, Secretary and Treasurer
(Principal Executive, Financial and Accounting Officer)

Date: April 2, 2007

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Steven P. Hanson Steven P. Hanson	Chairman of the Board	April 2, 2007
/s/ Robert J. Brilon Robert J. Brilon	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	April 2, 2007
/s/ John W. Hail John W. Hail	Director	April 2, 2007
/s/ P. Robert Moya P. Robert Moya	Director	April 2, 2007
/s/ William E. Peelle William E. Peelle	Director	April 2, 2007
/s/ Michael A. Van Zeeland Michael A. Van Zeeland	Director	April 2, 2007

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement dated as of April 1, 2004 among Duraswitch Industries, Inc., Active Recognition Technologies, Arthur Lawida, Ole Sorensen, and Alex Parrish (1)
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2005, among InPlay Technologies, Inc., FPI Acquisition, Inc., FinePoint Innovations, Inc., and Stephen Caldwell (2)
3.1	Amended and Restated Articles of Incorporation (12)
3.2	Amended and Restated Bylaws
4.1	Specimen Common Stock Certificate (3)
10.2	1997 Stock Option Plan (3)
10.3	1999 Stock Option Plan (3)
10.4	2000 Stock Option Plan (4)
10.5	2000 Stock Option Plan Amendment (6)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (3)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter, dated May 1, 1997, by and between Total Switch, Inc. and Anthony J. Van Zeeland (3)
10.8	Licensing Agreement, dated April 20, 2000, between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. (7)
10.9	Shareholders' Agreement, dated June 19, 2000, among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (8)
10.10	Employment Agreement, dated July 1, 2003, by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (9)
10.11	Standard sublease, dated November 1, 2003, by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (4)

10.12	Form of Indemnification Agreement (16)
10.13(a)	Employment Agreement, dated October 1, 2005, by and between InPlay Technologies, Inc. and Robert J. Brilon (14)
10.13(b)	2005 Stock Award Plan (10)
10.14	FinePoint Innovations, Inc. convertible promissory note ($300,000), dated July 27, 2005, issued in favor of InPlay Technologies, Inc. (2)
10.15	Form of Credit Facility Note, dated July 27, 2005, issued by FinePoint Innovations, Inc. in favor of InPlay Technologies, Inc. (2)
10.19	Securities Purchase Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (11)
10.20	Registration Rights Agreement, dated December 27, 2005, among InPlay Technologies, Inc. and the investor parties thereto (11)
10.21	Form of Investor Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the investors in connection with the December 2005 private offering (11)
10.22	Form of Agent Warrant, dated December 27, 2005, issued by InPlay Technologies, Inc. to the placement agent in connection with the December 2005 private offering (11)
10.23	Settlement Agreement between InPlay Technologies and Delphi Automotive Systems, LLC (15)
14	Code of Ethics (16)
21	List of Subsidiaries
23.1	Consent of Moss Adams LLP
23.2	Consent of Deloitte & Touche, LLP
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Action of 1934, as amended
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, as filed with the Commission on April 29, 2004.

(2) Incorporated by reference to InPlay Technologies, Inc.'s Form 8-K dated July 27, 2005, as filed with the Commission on August 2, 2005.

(3) Incorporated by reference to InPlay Technologies, Inc.'s Registration Statement on Form SB-2, as filed with the Commission on or about August 16, 1999.

(4) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on or about March 29, 2004.

(5) Incorporated by reference to InPlay Technologies, Inc.'s definitive Proxy Statement, as filed with the Commission on or about May 12, 2000.

(6) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Commission on or about March 23, 2002.

(7) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated April 20, 2000, as filed with the Commission on or about April 26, 2000.

(8) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Commission on or about March 30, 2001.

(9) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed with the Commission on or about August 5, 2003.

(10) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated May 20, 2005, as filed with the Commission on or about May 25, 2005.

(11) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated December 27, 2005, as filed with the Commission on or about December 29, 2005.

(12) Incorporated by reference to InPlay Technologies, Inc.'s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, as filed with the Commission on or about August 5, 2005.

(13) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 1, 2005, as filed with the Commission on or about September 8, 2005.

(14) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated September 30, 2005, as filed with the Commission on or about September 30, 2005.

(15) Incorporated by reference to InPlay Technologies, Inc.'s Current Report on Form 8-K dated February 27, 2007, as filed with the Commission on or about February 27, 2007.

(16) Incorporated by reference to InPlay Technologies, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Commission on or about March 29, 2005.

Exhibit 3.2

AMENDED & RESTATED BYLAWS OF INPLAY TECHNOLOGIES, INC.

a Nevada corporation

(As Adopted April 1, 2007)

ARTICLE I OFFICES

1.1. REGISTERED OFFICE. The registered office of the Corporation in the State of Nevada, shall be in the City of Carson City, State of Nevada.

1.2. OTHER OFFICES. The Corporation also may have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II STOCKHOLDERS

2.1. STOCKHOLDER MEETINGS.

(a) TIME AND PLACE OF MEETINGS. Meetings of the stockholders shall be held at such times and places, either within or without the State of Nevada, as may from time to time be fixed by the Board of Directors and stated in the notices or waivers of notice of such meetings.

(b) ANNUAL MEETING. Annual meetings of stockholders shall be held at such date and time as may be set and stated in the notice of the meeting. At the annual meeting, stockholders shall elect a board of directors and transact such other business as properly may be brought before the annual meeting.

(c) SPECIAL MEETINGS. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by the Chairman of the Board, or the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors, or at the request in writing of shareholders owning at least 51% of the capital stock issued and outstanding and entitled to vote. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice of such meeting.

(d) NOTICE OF MEETINGS. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, written notice of each meeting of the stockholders shall be given not less than ten days nor more than sixty days before the date of such meeting to each stockholder entitled to vote thereat, directed to such stockholder's address as it appears upon the books of the Corporation, such notice to specify the place, date, hour and purpose or purposes of such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his address as it appears on the stock ledger of the Corporation. When a meeting of the stockholders is adjourned to another time and/or place, notice need not be given of such adjourned meeting if the time and place thereof are announced at the meeting of the stockholders at which the adjournment is taken, unless the adjournment is for more than thirty days or unless after the adjournment a new record date is fixed for such adjourned meeting, in which event a notice of such adjourned meeting shall be given to each stockholder of record entitled to vote thereat. Notice of the time, place and purpose of any meeting of the stockholders may be waived in writing either before or after such meeting and will be waived by any stockholder by such stockholder's attendance thereat in person or by proxy. Any stockholder so waiving notice of such a meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) QUORUM. Except as otherwise required by law, the Articles of Incorporation or these Bylaws, the holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum and the affirmative vote of the majority of such quorum shall be deemed the act of the stockholders. If a quorum shall fail to attend any meeting of the stockholders, the presiding officer of such meeting may adjourn such meeting from time to time to another place, date or time, without notice other than announcement at such meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting of the stockholders as originally noticed. The foregoing notwithstanding, if a notice of any adjourned special meeting of the stockholders is sent to all stockholders entitled to vote thereat which states that such adjourned special meeting will be held with those present in person or by proxy constituting a quorum, then, except as otherwise required by law, those present at such adjourned special meeting of the stockholders shall constitute a quorum and all matters shall be determined by a majority of the votes cast at such special meeting.

2.2. DETERMINATION OF STOCKHOLDERS ENTITLED TO NOTICE AND TO VOTE. To determine the stockholders entitled to notice of any meeting of the stockholders or to vote thereat, the Board of Directors may fix in advance a record date as provided in Article VII, Section 7.1 of these Bylaws, or if no record date is fixed by the Board of Directors, a record date shall be determined as provided by law.

2.3. VOTING.

(a) Except as otherwise required by law, the Articles of Incorporation or these Bylaws, each stockholder present in person or by proxy at a meeting of the stockholders shall be entitled to one vote for each full share of stock registered in the name of such stockholder at the time fixed by the Board of Directors or by law at the record date of the determination of stockholders entitled to vote at such meeting.

(b) Every stockholder entitled to vote at a meeting of the stockholders may do so either (i) in person or (ii) by one or more agents authorized by a written proxy executed by the person or such stockholder's duly authorized agent, whether by manual signature, typewriting, telegraphic transmission or otherwise as permitted by law. No proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

(c) Voting may be by voice or by ballot as the presiding officer of the meeting of the stockholders shall determine. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder's proxy, and shall state the number of shares voted.

(d) In advance of or at any meeting of the stockholders, the Chairman of the Board may appoint one or more persons as inspectors of election (the "Inspectors") to act at such meeting. Such Inspectors shall take charge of the ballots at such meeting. After the balloting on any question, the Inspectors shall count the ballots cast and make a written report to the secretary of such meeting of the results. Subject to the direction of the Chairman of the Board, the duties of such Inspectors may further include without limitation: determining the number of shares outstanding and the voting power of each; the shares represented at the meeting; the existence of a quorum; the authenticity, validity, and effect of proxies; receiving votes, ballots, or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes of consents and determining when the polls shall close; determining the result; and doing such acts as may be proper to conduct the election or vote with fairness to all stockholders. An Inspector need not be a stockholder of the Corporation and any officer of the Corporation may be an Inspector on any question other than a vote for or against such officer's election to any position with the Corporation or on any other questions in which such officer may be directly interested. If there are three or more Inspectors, the determination, report or certificate of a majority of such Inspectors shall be effective as if unanimously made by all Inspectors.

2.4. LIST OF STOCKHOLDERS. The officer who has charge of the stock ledger of the Corporation shall prepare and make available, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote thereat, showing the address of and the number of shares registered in the name of each such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to such meeting, either at a place within the city where such meeting is to be held and which place shall be specified in the notice of such meeting, or, if not so specified, at the place where such meeting is to be held. The list also shall be produced and kept at the time and place of the meeting of the stockholders during the whole time thereof, and may be inspected by any stockholder who is present.

2.5. ACTION BY CONSENT OF STOCKHOLDERS. A resolution in writing, signed by Stockholders, representing a majority of those shares entitled to vote shall be deemed to be the action of the Stockholders to the effect therein expressed with the same force and effect as if the same had been duly passed by the same vote at a duly convened meeting, and it shall be the duty of the Secretary of the Corporation to record such Resolution in the Minute Book of the Corporation under its proper date.

If stockholder action is taken without a meeting by less than unanimous written consent, notice shall be given to those stockholders who have not consented in writing.

2.6. CONDUCT OF MEETINGS. The Chairman of the Board shall have full and complete authority to determine the agenda, to set the procedures and order the conduct of meetings, all as deemed appropriate by such person in his sole discretion with due regard to the orderly conduct of business.

2.7. NOTICE OF AGENDA MATTERS. If a stockholder wishes to present to the Chairman of the Board an item for consideration as an agenda item for a meeting of stockholders, he must give timely notice to the Secretary of the Corporation and give a brief description of the business desired to be brought before the meeting. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the meeting; provided, however, that if less than seventy days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made and provided further that any other time period necessary to comply with federal proxy solicitation rules or other regulations, if applicable, shall be deemed to be timely.

ARTICLE III
BOARD OF DIRECTORS

3.1. GENERAL POWERS. Unless otherwise restricted by law, the Articles of Incorporation or these Bylaws as to action which shall be authorized or approved by the stockholders, and subject to the duties of directors as prescribed by these Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be controlled by, the Board of Directors.

3.2. ELECTION OF DIRECTORS.

(a) NUMBER, QUALIFICATION AND TERM OF OFFICE. The authorized number of directors of the Corporation shall be fixed from time to time by the Board of Directors, but shall not be less than one nor more than nine. The exact number of directors shall be determined from time to time by a resolution duly adopted by a majority of the whole Board of Directors. Until changed by resolution of the Board of Directors, the Board shall be set at seven members. The usual term for a Director is three years. However, the Board of Directors initially shall be divided into three groups of as equal number as possible, and each group shall serve one, two and three year terms, respectively. If the current members of the Board of Directors cannot agree on which Directors shall serve which terms, then the matter will be decided by a vote of the stockholders at the annual meeting, with the Directors receiving the most votes serving the longest terms.

(b) RESIGNATION. Any director may resign from the Board of Directors at any time by giving written notice to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or if the time when such resignation shall become effective shall not be so specified, then such resignation shall take effect immediately upon its receipt by the Secretary; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(c) NOMINATION OF DIRECTORS. Candidates for director of the Corporation shall be nominated only either by:

(i) the Chairman of the Board or the Board of Directors, or

(ii) nomination at any stockholders' meeting by or on behalf of any stockholder entitled to vote thereat.

(d) VACANCIES. Vacancies and new directorships resulting from an increase in the authorized number of directors may be filled by a person elected by a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Directors so chosen shall hold office until their successors are duly elected at the annual meeting and qualified. If no directors are in office, an election may be held as provided by statute.

3.3. MEETINGS OF THE BOARD OF DIRECTORS.

(a) REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held without call, and without any requirement of notice, at the following times:

(i) at such times as the Board of Directors shall from time to time by resolution determine; and

(ii) one-half hour prior to any special meeting of the stockholders and immediately following the adjournment of any annual or special meeting of the stockholders.

(b) SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board, or the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors. Notice of the time and place of special meetings of the Board of Directors shall be given by the Secretary or an Assistant Secretary of the Corporation, or by any other officer authorized by the Board of Directors. Such notice shall be given to each director personally or by mail, messenger, telephone or fax at such director's business or residence address. Notice by mail shall be deposited in the United States mail, postage prepaid, not later than the fifth day prior to the date fixed for such special meeting. Notice by telephone or fax shall be sent, and notice given personally or by messenger shall be delivered, at least 24 hours prior to the time set for such special meeting. Notice of a special meeting of the Board of Directors need not contain a statement of the purpose of such special meeting.

(c) ADJOURNED MEETINGS. A majority of directors present at any regular or special meeting of the Board of Directors or any committee thereof, whether or not constituting a quorum, may adjourn any meeting from time to time until a quorum is present or otherwise, however, notice of the time and place of holding any adjourned meeting shall be required as provided in Section 3.3(b) of these Bylaws.

(d) PLACE OF MEETINGS. Meetings of the Board of Directors, both regular and special, may be held either within or without the State of Nevada.

(e) PARTICIPATION BY TELEPHONE. Members of the Board of Directors or any committee may participate in any meeting of the Board of Directors or committee through the use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

(f) QUORUM. At all meetings of the Board of Directors or any committee thereof, a majority of the total number of directors of the entire then authorized Board of Directors or such committee shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any such meeting at which there is a quorum shall be the act of the Board of Directors or any committee, except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws. A meeting of the Board of Directors or any committee at which a quorum initially is present may continue to transact business notwithstanding the withdrawal of directors so long as any action is approved by at least a majority of the required quorum for such meeting.

(g) WAIVER OF NOTICE. The transactions of any meeting of the Board of Directors or any committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to hold such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

(h) ACTIONS REQUIRING SUPERMAJORITY VOTE. The Board of Directors may take the following acts only upon an affirmative vote of at least two-thirds of the Directors present at any meeting of the Board of Directors at which a quorum be present: (i) a sale of all or most of the assets of the Corporation; (ii) merger of the Corporation with another entity; (iii) borrowing of funds in excess of $100,000; (iv) terminating officers of the Corporation without cause; (v) dissolution of the Corporation; or (vii) sale of all the Corporation's issued and outstanding capital stock.

(i) ACTIONS REQUIRING A UNANIMOUS VOTE. The Board of Directors may take the following acts only upon a unanimous vote at a meeting of the Board of Directors or by Unanimous Consent of Directors: (i) changing the nature of Company's business or expanding or reducing the scope of Company's operations; (ii) amending the Certificate of Incorporation or Bylaws of Company; (iii) creation of debt or debt obligations exceeding a two to one ratio of debt to equity; and (iv) dividends or other distributions absent cumulative, positive retained earnings.

3.5. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board of Directors at any meeting or at any meeting of a committee may be taken without a meeting if all members of the Board of Directors or such committee consent in writing and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or such committee.

3.6. COMPENSATION OF DIRECTORS. Unless otherwise restricted by law, the Articles of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board of Directors may be allowed like compensation for attending committee meetings.

3.7. COMMITTEES OF THE BOARD.

(a) COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the Board of Directors, designate one or more committees of the Board of Directors, each committee to consist of one or more directors. Each such committee, to the extent permitted by law, the Articles of Incorporation and these Bylaws, shall have and may exercise such of the powers of the Board of Directors in the management and affairs of the Corporation as may be prescribed by the resolutions creating such committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The Board of Directors shall have the power, at any time for any reason, to change the members of any such committee, to fill vacancies, and to discontinue any such committee.

(b) MINUTES OF MEETINGS. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

(c) AUDIT COMMITTEE. The Board of Directors may appoint an Audit Committee consisting of at least two directors, none of whom shall be employees of the Corporation. The Audit Committee shall review the financial affairs and procedures of the Corporation from time to time with management and meet with the auditors of the Corporation to review the financial statements and procedures.

(d) EXECUTIVE COMMITTEE. There may be an executive committee consisting of at least one member of the Board of Directors elected by the whole Board. Members of the executive committee shall serve at the pleasure of the Board of Directors and each member of the executive committee may be removed with or without cause at any time by the Board of Directors. Vacancies shall be filled by the Board of Directors. The executive committee may exercise the powers of the Board of Directors and the management of the business and affairs of the corporation, but shall not possess any authority prohibited to it by law.

3.8. INTERESTED DIRECTORS. In addition to the statutory and corporate common law of Nevada, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and noted in the minutes and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

4.1. OFFICERS.

(a) NUMBER. The officers of the Corporation shall be chosen by the Board of Directors and may include a Chairman of the Board of Directors (who must be a director as chosen by the Board of Directors) and may include a Chief Executive Officer, President, Chief Operating Officer, Vice President, Secretary and a Treasurer. The Board of Directors also may appoint one or more Assistant Secretaries or Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. Any Vice President may be given such specific designation as may be determined from time to time by the Board of Directors. Any number of offices may be held by the same person, unless otherwise required by law, the Certificate of Incorporation or these Bylaws. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

(b) ELECTION AND TERM OF OFFICE. The officers shall be elected annually by the Board of Directors at its regular meeting following the annual meeting of the stockholders and each officer shall hold office until the next annual election of officers and until such officer's successor is elected and qualified, or until such officer's death, resignation or removal. Any officer may be removed at any time, with or without cause, by a vote of the majority of the whole Board of Directors. Any vacancy occurring in any office may be filled by the Board of Directors.

(c) SALARIES. The salaries of all officers of the Corporation shall be fixed by the Board of Directors or a committee thereof from time to time.

4.2. CHAIRMAN OF THE BOARD OF DIRECTORS. The Chairman of the Board of Directors, if there be a Chairman, shall preside at all meetings of the stockholders and the Board of Directors and shall have such other power and authority as may from time to time be assigned by the Board of Directors.

4.3. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall be the top executive officer of the Corporation, and in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and the Board of Directors (if a Chairman of the Board has not been elected), and shall see that all orders and resolutions of the Board of Directors are carried into effect. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have the general and active management of the business of the Corporation, may execute all contracts and any mortgages, conveyances or other legal instruments in the name of and on behalf of the Corporation, but this provision shall not prohibit the delegation of such powers by the Board of Directors to some other officer, agent or attorney-in-fact of the Corporation.

4.4. CHIEF OPERATING OFFICER. The Chief Operating Officer shall report directly to the Chief Executive Officer, and shall be in charge of certain operations of the Corporation, as may be assigned by the Chief Executive Officer from time to time.

4.5. PRESIDENT. The President shall be the second highest executive officer of the Corporation, and shall carry out the duties of the Chief Executive Officer in the event that the Chief Executive Officer is absent or unable to carry out such duties. The President shall be responsible for such other duties as the Chief Executive Officer may assign from time to time.

4.6. VICE PRESIDENTS. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors or these Bylaws.

4.7. SECRETARY AND ASSISTANT SECRETARIES. The Secretary shall record or cause to be recorded, in books provided for the purpose, minutes of the meetings of the stockholders, the Board of Directors and all committees of the Board of Directors; see that all notices are duly given in accordance with the provisions of these Bylaws as required by law; be custodian of all corporate records (other than financial) and of the seal of the Corporation, and have authority to affix the seal to all documents requiring it and attest to the same; give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Board of Directors or by the President. At the request of the Secretary, or in the Secretary's absence or disability, any Assistant Secretary shall perform any of the duties of the Secretary and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary.

4.8. TREASURER AND ASSISTANT TREASURERS. The Treasurer shall keep or cause to be kept the books of account of the Corporation and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have custody of all funds and securities of the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. At the request of the Treasurer, or in the Treasurer's absence or disability, any Assistant Treasurer may perform any of the duties of the Treasurer and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. Except where by law the signature of the Treasurer is required, each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Corporation.

ARTICLE V
INDEMNIFICATION AND INSURANCE

5.1. RIGHT TO INDEMNIFICATION. Subject to the terms and conditions of this Article V, each officer or director of the Corporation who was or is made a party or witness or is threatened to be made a party or witness to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action or inaction in an official capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of Nevada ("GCL"), as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 5 hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee shall be made only upon delivery to the Corporation of an undertaking in the form then required by the GCL (if any), by or on behalf of such indemnitee, with respect to the repayment of amounts so advanced (hereinafter an "undertaking").

5.2. RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under Section 5.1 of this Article is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard or conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Section or otherwise shall be on the Corporation.

5.3. SPECIFIC LIMITATIONS ON INDEMNIFICATION. Notwithstanding anything in this Article to the contrary, the Corporation shall not be obligated to make any payment to any indemnitee with respect to any proceeding (i) to the extent that payment is actually made to the indemnitee under any insurance policy, or is made to indemnitee by the Corporation or an affiliate thereof otherwise than pursuant to this Article, (ii) for any expense, liability or loss in connection with a proceeding settled without the Corporation's written consent, which consent, however, shall not be unreasonably withheld, (iii) for an accounting of profits made from the purchase or sale by the indemnitee of securities of the Corporation within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state statutory or common law, (iv) where the indemnitee acted in bad faith or with gross negligence, or (v) where prohibited by applicable law.

5.4. CONTRACT. The provisions of this Article shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while such Section is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter based in whole or in part upon any such state of facts.

5.5. PARTIAL INDEMNITY. If the indemnitee is entitled under any provision of this Article to indemnification by the Corporation for some or a portion of the expenses, liabilities or losses incurred in connection with a proceeding but not, however, for all of the total amount thereof, the Corporation shall nevertheless indemnify the indemnitee for the portion thereof to which the indemnitee is entitled. Moreover, notwithstanding any other provision of this Article, to the extent that the indemnitee has been successful on the merits or otherwise in defense of any or all claims relating in whole or in part to a proceeding or in defense of any issue or matter therein, including dismissal without prejudice, the indemnitee shall be indemnified against all loss, expense and liability incurred in connection with the portion of the proceeding with respect to which indemnitee was successful on the merits or otherwise.

5.6. NON-EXCLUSIVITY OF RIGHTS. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Articles of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

5.7. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

5.8. INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation, or to such lesser extent as may be determined by the Board of Directors.

5.9. NOTICE BY INDEMNITEE AND DEFENSE OF CLAIM. The indemnitee shall promptly notify the Corporation in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter, whether civil, criminal, administrative or investigative, but the omission so to notify the Corporation will not relieve it from any liability which it may have to the indemnitee if such omission does not prejudice the Corporation's rights. If such omission does prejudice the Corporation's rights, the Corporation will be relieved from liability only to the extent of such prejudice; nor will such omission relieve the Corporation from any liability which it may have to the indemnitee otherwise than under this Article V. With respect to any proceedings as to which the indemnitee notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense; and

(b) The Corporation will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the indemnitee; provided, however, that the Corporation shall not be entitled to assume the defense of any proceeding (and this Section 5.9 shall be inapplicable to such proceeding) if the indemnitee shall have reasonably concluded that there may be a conflict of interest between the Corporation and the indemnitee with respect to such proceeding. After notice from the Corporation to the indemnitee of its election to assume the defense thereof, the Corporation will not be liable to the indemnitee under this Article V for any expenses subsequently incurred by the indemnitee in connection with the defense thereof, other than reasonable costs of investigation or as otherwise provided below. The indemnitee shall have the right to employ its own counsel in such proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of the indemnitee unless:

(i) The employment of counsel by the indemnitee has been authorized by the Corporation in writing; or

(ii) The Corporation shall not have employed counsel to assume the defense in such proceeding or shall not have assumed such defense and be acting in connection therewith with reasonable diligence; in each of which cases the fees and expenses of such counsel shall be at the expense of the Corporation.

(c) The Corporation shall not settle any proceeding in any manner which would impose any penalty or limitation on the indemnitee without the indemnitee's written consent; provided, however, that the indemnitee will not unreasonably withhold his consent to any proposed settlement.

ARTICLE VI
CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. CERTIFICATES FOR SHARES. The Board of Directors shall be authorized to issue any of its classes of shares with or without certificates of stock of the Corporation. The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of shareholders. If the shares are represented by certificates, the certificates shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by or in the name of the Corporation by (a) the Chairman of the Board of Directors, the President or any Vice President and (b) the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary. Any or all of the signatures on a certificate may be facsimile. In case any officer of the Corporation, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issuance.

6.2. CLASSES OF STOCK.

(a) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations, or restrictions of such preferences or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, that, except as otherwise provided in Section 202 of the General Corporation Law of the State of Nevada, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

(b) Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to applicable law (including Sections 78.195, 78.205, 78.235 and 78.242 of the Nevada General Corporation Law) or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

6.3. TRANSFER. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

6.4. RECORD OWNER. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Nevada.

6.5. LOST CERTIFICATES. The Board of Directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE VII
MISCELLANEOUS

7.1. RECORD DATE.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting nor more than sixty days prior to any other action. If not fixed by the Board of Directors, the record date shall be determined as provided by law.

(b) A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournments of the meeting, unless the Board of Directors fixes a new record date for the adjourned meeting.

(c) Holders of stock on the record date are entitled to notice and to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of the shares on the books of the Corporation after the record date, except as otherwise provided by agreement or by law, the Articles of Incorporation or these Bylaws.

7.2. EXECUTION OF INSTRUMENTS. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other persons, to execute any corporate instrument or document or to sign the corporate name without limitation, except where otherwise provided by law, the Articles of Incorporation or these Bylaws. Such designation may be general or confined to specific instances.

7.3. VOTING OF SECURITIES OWNED BY THE CORPORATION. All stock and other securities of other corporations held by the Corporation shall be voted, and all proxies with respect thereto shall be executed, by the person so authorized by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board.

7.4. CORPORATE SEAL. A corporate seal shall not be requisite to the validity of any instrument executed by or on behalf of the Corporation. If a corporate seal is used, the same shall be at the pleasure of the officer affixing seal either (a) a circle having on the circumference thereof the words "INPLAY TECHNOLOGIES, INC." and in the center "Incorporated - 1993, Nevada," or (b) a seal containing the words "Corporate Seal" in the center thereof.

7.5. CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the General Corporation Law of the State of Nevada and the Articles of Incorporation shall govern the construction of these Bylaws.

7.6. AMENDMENTS. These Bylaws may be altered, amended or repealed by a unanimous vote of the Board of Directors, a Unanimous Consent of Directors, or a simple majority vote of the stockholders.

Exhibit 21

LIST OF SUBSIDIARIES OF INPLAY TECHNOLOGIES, INC.
(MARCH 31, 2007)

Name of Subsidiary	State of Incorporation or Organization
Aztec Industries, Inc.	Arizona
Total Switch, Inc.	Arizona
FinePoint Innovations, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-1258887, 333-92511, 333-41204 and 333-90048 on Form S-8 and Registration Statement No. 333-131768 on Form SB-2 of InPlay Technologies, Inc. (formerly Duraswitch Industries, Inc.) of our report dated March 20, 2007, appearing in this Annual Report on Form 10-KSB of InPlay Technologies, Inc. and subsidiaries for the year ended December 31, 2006.

/s/ Moss Adams LLP
Scottsdale, Arizona

March 27, 2007

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-125887, 333-92511, 333-41204 and 333-90048 on Form S-8 and Registration Statement No. 333-131768 on Form SB-2 of InPlay Technologies, Inc. (formerly Duraswitch Industries, Inc.) of our report dated March 15, 2006, relating to the financial statements appearing in this Annual Report on Form 10-KSB of InPlay Technologies, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Phoenix, Arizona

March 27, 2007

Exhibit 31

CERTIFICATION

I, Robert J. Brilon, certify that:

1. I have reviewed this annual report on Form 10-KSB of InPlay Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2007 By: /s/ Robert J. Brilon

Robert J. Brilon
Chief Executive Officer
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of InPlay Technologies, Inc. (the "Company") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Brilon, Chief Executive Officer and Chief Financial Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Company.

/s/ Robert J. Brilon
Robert J. Brilon
Chief Executive Officer
Chief Financial Officer
April 2, 2007

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InPlay Technologies, Inc.
234 S. Extension Road
Mesa, Arizona 85210

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 31, 2007

April 10, 2007

DEAR STOCKHOLDER:

The Annual Meeting of Stockholders of InPlay Technologies, Inc., a Nevada corporation, will be held on May 31, 2007, at 8:30 a.m., local time, at our corporate headquarters, 234 S. Extension Road, Mesa, Arizona 85210, for the following purposes:

1. To elect one director to serve for a three-year term expiring in 2010, or until his successor has been elected and qualified;

2. To approve an amendment to our 2005 Stock Award Plan to increase the number of shares authorized under the Plan from 500,000 to 1,000,000;

3. To ratify the appointment of Moss Adams LLP as our independent registered public accountants for the fiscal year ending December 31, 2007; and

4. To transact other business as may properly come before the meeting.

Enclosed is a proxy statement that contains more information including how to attend the meeting and different methods you can use to vote.

Only stockholders of record at the close of business on April 9, 2007, are entitled to receive notice of and to vote at this meeting or any adjournments or postponements of the meeting. The list of stockholders entitled to vote at this meeting will be available for examination by any stockholder at our offices at 234 South Extension, Mesa, Arizona 85210, at least ten days before the meeting.

Your vote is important. If you cannot attend the meeting in person, we encourage you to sign and return your proxy card or use one of the alternative voting methods to ensure that your vote is counted.

By order of the Board of Directors,

Robert J. Brilon
Secretary

InPlay Technologies, Inc.
234 S. Extension Road
Mesa, Arizona 85210

PROXY STATEMENT

General Information

The enclosed proxy is solicited on behalf of InPlay Technologies, Inc., a Nevada corporation, by our Board of Directors for use at the 2007 Annual Meeting of Stockholders to be held at 8:30 a.m., local time, on Thursday, May 31, 2007, or at any adjournment or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice. This proxy statement and the accompanying form of proxy were first mailed on or about April 16, 2007 to all stockholders entitled to vote at the meeting.

Stockholders Entitled to Vote

Holders of shares of our common stock at the close of business on April 9, 2007 are entitled to notice of and to vote at the Annual Meeting of Stockholders and at any and all adjournments or postponements of the meeting. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting. The holders of not less than one-third of the shares entitled to vote at the meeting must be present in person or be represented by proxy to constitute a quorum for all matters to come before the meeting. On the record date, there were issued and outstanding 11,504,051 shares of our common stock.

Who May Attend the Meeting

If you are a stockholder of record, which means you hold your shares in your name, you may attend the meeting. If you own shares in the name of a bank, broker, or other holder of record, you will need to ask your broker or bank for a copy of the proxy they received from us to attend the meeting.

How to Vote

If you are a stockholder of record, you may vote by mail or in person. To vote by mail, sign, date, and return your proxy card in the enclosed postage-paid envelope. If you sign and return your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

All stockholders may vote in person at the meeting (unless they are street name holders without a legal proxy). If your shares are held in street name, you will receive instructions from the holder of record that you must follow for your shares to be voted. Telephone and Internet voting may also be offered to stockholders owning shares through most banks and brokers.

Voting Choices

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted "for" the election of the director nominee set forth in this proxy statement, "for" the approval of the amendment to our 2005 Stock Award Plan, and "for" the ratification of the appointment of Moss Adams LLP as our independent registered public accountants for the fiscal year ending December 31, 2007.

Changing Your Vote

You may change your vote at any time before the proxy is exercised. A stockholder may revoke a proxy by

(1) Delivering a later-dated proxy,
(2) Giving written notice to us, or
(3) Voting by ballot at the meeting.

How Votes are Counted

An inspector of election will be appointed for the meeting. The inspector of election will determine whether or not a quorum is present and will tabulate votes cast by proxy or in person at the meeting. If you have returned valid proxy instructions or attend the meeting in person, your shares of common stock will be counted for the purpose of determining whether there is a quorum. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Cost of this Proxy Solicitation

We will pay the cost of this proxy solicitation, including the charges and expenses of brokerage firms and others who forward solicitation material to beneficial owners of our common stock. We will solicit proxies by mail. Proxies may also be solicited by certain of our directors and officers by personal interview, telephone, or e-mail without additional compensation.

Annual Report and Other Matters

Our Annual Report to Stockholders for the year ended December 31, 2006 is included with this mailing of the notice and proxy statement to all stockholders entitled to notice of and to vote at the meeting. The Annual Report is not incorporated into this proxy statement and is not considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Audit Committee Report" below shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide upon request, without charge to each stockholder of record as of the record date, a copy of our annual report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission. Our Form 10-KSB is also available on our website, www.inplaytechnologies.com. Any exhibits listed in the Form 10-KSB report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our corporate secretary at our executive offices set forth in this proxy statement.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposal 1: Election of One Director

Assuming that a quorum is present, the nominee for director who receives the most votes properly cast in person or by proxy will be elected. There will be no cumulative voting in the election of directors.

Proposal 2: Approval of the amendment to our 2005 Stock Award Plan

Assuming that a quorum is present, the affirmative vote of a majority of the shares of Common Stock present in person or by proxy, will be required to approve the amendment to our 2005 Stock Award Plan.

Proposal 3: Ratification of Appointment of Independent Registered Public Accountants

Assuming that a quorum is present, the affirmative vote of a majority of the shares of common stock present in person or by proxy will be required to ratify the appointment of Moss Adams LLP as our independent registered public accountants for the fiscal year ending December 31, 2007.

WHO SHOULD I CALL IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting, please call Heather Beshears, Vice President, Corporate Communications at 480.586.3357 or e-mail *heather@inplaytechnologies.com*.

PROPOSALS

PROPOSAL NO. 1 – ELECTION OF ONE DIRECTOR

Number of Directors to be Elected

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. Presently, the number of directors is fixed at seven and that number of directors is divided into three classes. Each class has a term of three years and the terms are staggered so that each year, only one class of directors is elected. Each director elected will hold office for three years or until his successor is elected and qualified. If any director resigns or otherwise is unable to complete his term of office, the Board may elect another director for the remainder of the resigning director's term.

Nominees of the Board

The Board has nominated the following individual for election as Class 3 Director for a three-year term expiring in 2010 or until his respective successor has been elected and qualified:

Steven P. Hanson

This nominee is currently serving on the Board. The nominee has agreed to be named in this proxy statement and to serve if elected. Information regarding the nominee is listed below.

We know of no reason why the nominee would not be able to serve. However, if the nominee is unable or declines to serve as director, the proxies will vote your shares of common stock to approve the election of any substitute nominee proposed by the Board.

The Board of Directors recommends a vote FOR the election of the nominee named herein.

Information Regarding Directors and Executive Officers

The following biographical descriptions set forth certain information with respect to the nominee for election as Class 3 Director at the meeting, our continuing directors, and our executive officers, based on information furnished to us by each person.

Class 3 Nominee for Election at the 2007 Annual Meeting

Name	Age	Director Since	Principal Occupation and Other Information
Steven P. Hanson	58	2004	Mr. Hanson has served as an independent Director since July 2004, and as Chairman since April 2005. Mr. Hanson has served as a partner at Knowledge Capital Alliance since February 2003, a consulting firm in leadership development and organizational performance, as well as partner in Southwest Value Acquisitions, a private equity firm, since September 2004. Mr. Hanson has over 32 years of senior executive experience in the high technology industry, including 28 years at Motorola and three years as President and Chief Executive Officer of ON Semiconductor. Mr. Hanson holds a BSEE degree from the College of Engineering at Arizona State University.

Continuing Directors, Class 1 Nominees – Term to Expire 2008

Name	Age	Director Since	Principal Occupation and Other Information
Robert J. Brilon	46	2002	Mr. Brilon became Chief Executive Officer in 2002 and has served as President and Chief Financial Officer of InPlay Technologies since November 1998. Mr. Brilon served as Chairman from May 2002 through March 2005. Mr. Brilon holds a B.S. degree in Business Administration from the University of Iowa and is a CPA.
P. Robert Moya	62	2005	Mr. Moya is Of Counsel for Quarles & Brady LLP. From October 2002 through December 2004, Mr. Moya served as Executive Vice President, and General Counsel of Insight Enterprises, Inc, a Fortune 1000 company. He was also designated Insight's Chief Administrative Officer in 2003. Prior to joining Insight, Mr. Moya retired after 10 years as a partner in the Phoenix, Arizona office of Quarles & Brady LLP where he specialized in corporate and securities law and mergers/acquisitions for middle-market and emerging growth companies. He also served as a member of Quarles & Brady's National Executive Committee and the Arizona Management Committee and as Co-Chairman of the Corporate and Securities Law Group. Between 2003 and 2007, he served on the board of PlusNet plc, one of the U.K.'s leading Internet providers. From 2000 until 2005, he also served as a director for BIGe Realestate, Inc., which provides software and services relating to the management of real property. Mr. Moya received an A.B. degree from Princeton University, and a J.D. degree from Stanford Law School.

Continuing Directors, Class 2 Nominees – Term to Expire 2009

Name	Age	Director Since	Principal Occupation and Other Information
John W. Hail	75	1999	Mr. Hail has served as an independent director since March 1999 and serves on the Audit, Compensation, and Nominations and Corporate Governance committees. Mr. Hail is Chairman of the Audit Committee. From 1988 to 2006, Mr. Hail served as Chief Executive Officer and Chairman of the Board of Directors of AMS Health Services, Inc., a publicly held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services, Inc., a publicly held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.
William E. Peelle	56	1999	Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University and has a B.S. degree in Business Administration from Ohio State University.

Information Relating to the Board of Directors and Committees of the Board.

Our Board of Directors provides general oversight for our business. It establishes policies and standards for our company and reviews management performance.

In 2006, the Board of Directors held four meetings and Committees of the Board of Directors held a total of seven meetings. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and the Committees on which he served during fiscal 2006. Each of our directors attended our 2006 Annual Meeting of Stockholders.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including the members of our various board committees, by submitting a letter addressed to the Board of Directors of InPlay Technologies, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

Committees of the Board

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. Our Board of Directors has adopted charters for each of these committees describing the authority and responsibilities delegated to each committee by the Board. Our Board of Directors has also adopted a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.inplaytechnologies.com*, the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

Each committee is comprised entirely of independent directors. Our Board of Directors has determined that four directors, each of Messrs. Hail, Hanson, Moya, and Peelle, are independent under the standards specified by the SEC and applicable NASDAQ rules. The table below provides current membership and meeting information.

	Audit	Compensation	Nominations and Corporate Governance
Robert J. Brilon	--	--	--
John W. Hail	C	M	M
Steven P. Hanson	M	M	M
P. Robert Moya	M	M	C
William E. Peelle	M	C	M
Fiscal Year 2006 Meetings	4	3	0

C - Chairman
M - Member

Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accountant's qualifications and independence, and (d) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors.

The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Hail qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Hail serves as Chair of the Audit Committee.

Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our Chief Executive Officer and our Chief Technology Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our executive officers, and considers the grant of stock options and awards to our executive officers and other employees under our stock option and award plans. The Compensation Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle.

Nominations and Corporate Governance Committee. The purpose and responsibilities of the Nominations and Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The Nominations and Corporate Governance Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle.

Director Compensation

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. During fiscal 2006, all non-employee directors received a cash retainer of $3,000 per quarter and semiannual grants of options to purchase 5,000 shares of common stock at exercise prices equal to the fair market value of our common stock on the date of the grant. The Chairman received a cash retainer of $7,500 per quarter and a quarterly grant of $2,500 in restricted stock. All non-employee directors also received $250 quarterly for each committee on which they serve. Committee chairmen received $375 quarterly, other than the Audit Committee Chair, who received $500 quarterly.

The following table provides information relating to non-employee director compensation for fiscal 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)(2)	Total ($)
John W. Hail (3)	$ 16,000	-	$ 12,712	$ 28,712
Steven P. Hanson (4)	$ 30,500	$ 7,500	$ 12,712	$ 50,712
P. Robert Moya (5)	$ 15,500	-	$ 12,712	$ 28,212
William E. Peelle (6)	$ 15,500	-	$ 12,712	$ 28,212
Michael A. Van Zeeland (7)	$ 12,000	-	$ 12,712	$ 24,712

(1) Represents value of option awards vested in 2006 calculated in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), and charged to InPlay's operations in 2006. For further details, including InPlay's assumptions in calculating the fair value, please see Note 2, *Summary of Significant Accounting Principles*, and Note 11, *Stock Option Plans*, to InPlay's financial statements included in InPlay's Annual Report on Form 10-KSB for the period ended December 31, 2006, filed on April 2, 2007.

(2) Options to purchase 5,000 shares of our common stock were granted May 1, 2006 and December 1, 2006 at exercise prices of $2.75 and $1.74, respectively, the fair market value of our common stock on each of the grant dates.

(3) As of December 31, 2006, Mr. Hail held options to purchase 75,000 shares of our common stock.

(4) As of December 31, 2006, Mr. Hanson held 4,803 shares of restricted stock and options to purchase 35,000 shares of our common stock.

(5) As of December 31, 2006, Mr. Moya held options to purchase 30,000 shares of our common stock.

(6) As of December 31, 2006, Mr. Peelle held options to purchase 75,000 shares of our common stock.

(7) As of December 31, 2006, Dr. Van Zeeland held options to purchase 75,000 shares of our common stock. Mr. Van Zeeland resigned as Director, effective April 4, 2007.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth total compensation received for services in all capacities to our company for the fiscal year ended December 31, 2006, by our Chief Executive Officer and one other executive officer whose total annual salary and bonus exceeded $100,000 during fiscal 2006.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Robert J. Brilon, Chief Executive Officer, Chief Financial Officer....................	2006	$ 270,600	$ 79,338	$ 29,032 (3)	$ 378,970
Anthony J. Van Zeeland, Chief Technology Officer (1)......................	2006	$ 118,800	$ 10,000 (2)	$ 8,170 (4)	$ 136,970

(1) Mr. Van Zeeland retired effective December 31, 2006. He had served as our Chief Technology Officer since July 1, 2003, and was formerly our Chief Operating Officer and Executive Vice President, Engineering.

(2) Amount includes patent bonuses related to our agreement to compensate Mr. Van Zeeland for each U.S. or foreign patent granted in his name. Mr. Van Zeeland has assigned these patents and will assign future patents to the company.

(3) All other compensation for Mr. Brilon includes $10,000 for matching contributions to the Company's SIMPLE IRA, $9,989 for an automobile allowance, medical insurance premiums, premiums paid for disability and life insurance, and club dues.

(4) All other compensation for Mr. Van Zeeland includes $3,864 in matching contributions to the Company's SIMPLE IRA, $2,722 for life insurance, and $1,584 for medical insurance premiums.

Employment and Separation Agreements

Anthony J. Van Zeeland

Effective July 2003, we entered into an employment agreement with Mr. Van Zeeland providing for him to serve as our Chief Technology Officer for a term expiring December 31, 2007. Under the agreement, Mr. Van Zeeland agreed to work a reduced schedule (minimum 1,040 hours per year) and we agreed to pay Mr. Van Zeeland an annual salary of $118,800. In the event Mr. Van Zeeland's employment is terminated by us without cause, due to a change of control of our company (as defined in the agreement), or in the event of his death or disability, we will pay him his annual salary and benefits through the term of the agreement. In the event Mr. Van Zeeland unilaterally terminates his employment, we will pay him his base salary and benefits through the date of termination. The agreement also contains provisions prohibiting Mr. Van Zeeland from competing with us for a period of one year following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

We also agreed to pay Mr. Van Zeeland a bonus of $5,000 for each U.S. patent and $1,000 for each foreign patent issued in his name as inventor or co-inventor, with a maximum of $20,000 during any fiscal year. Mr. Van Zeeland has assigned these patents and will assign future patents to the Company.

Robert J. Brilon

During September 2005, we entered into a new employment agreement with Robert J. Brilon. The agreement provides that Mr. Brilon will serve as our Chief Executive Officer, President, and Chief Financial Officer. The agreement supersedes in its entirety our prior employment agreement with Mr. Brilon. The initial term of the agreement commenced on October 1, 2005 and on each successive day following such date, without further action on the part of us or Mr. Brilon, the term of the agreement is automatically renewed for a new two-year term.

Under the agreement, we agreed to pay Mr. Brilon an annual base salary of $270,600, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors. Each year during the term of the agreement, we will pay to Mr. Brilon an incentive bonus of the greater of the following:

- an amount equal to 5% of InPlay's net income before taxes, goodwill amortization, and non-cash charges (e.g. option compensation, stock for services, acquisition valuation adjustments and goodwill impairment); or
- an amount of up to 100% of Mr. Brilon's base salary for such fiscal year, which shall be determined from Mr. Brilon's achievement of performance standards or objectives set by the Board or Compensation Committee.

Accordingly, our Compensation Committee approved a $79,338 bonus for Mr. Brilon related to his achievement during fiscal 2006 of performance standards and objectives set by the Compensation Committee.

We also will provide Mr. Brilon with full family medical benefits and a leased automobile or automobile allowance not to exceed $833 per month plus expenses.

The agreement contains provisions prohibiting Mr. Brilon from the following:

- competing with us for a one-year period following termination of his employment;
- taking certain actions intended to solicit our employees for a one-year period following termination of his employment; and
- making unauthorized use of disclosure of our trade secrets or other confidential information.

The agreement also prohibits Mr. Brilon from soliciting our customers for a two-year period following termination of his employment with our company.

If we terminate Mr. Brilon's employment without cause, or if he terminates his employment with good reason,

- we will pay Mr. Brilon his then-current annual salary for a two-year period, plus a bonus equal to 5% of our net income before taxes, goodwill amortization, and non-cash charges during the then-current fiscal year pro rated through the fiscal quarter of the termination date;
- we will pay Mr. Brilon's family medical and dental insurance coverage during the two-year period following termination of his employment; and
- all of Mr. Brilon's unvested stock options will immediately vest and become exercisable.

In the event Mr. Brilon's employment is terminated by reason of his death or disability, we will pay to Mr. Brilon his base salary and earned bonus through the date of termination of his employment. In the event Mr. Brilon's employment is terminated by us without cause or for good reason in contemplation of or within one year following a change of control, Mr. Brilon may elect to receive either

- a lump sum equal to 2.99 times his then-current annual base salary; or
- 5% of the gross consideration given in connection with the merger or acquisition that resulted in a change of control.

All unvested stock options held by Mr. Brilon on the effective date of the change of control will immediately vest and become exercisable. In the event Mr. Brilon terminates his employment with us, and after execution of a continuing consulting agreement, we will continue to pay Mr. Brilon his then-current base salary during a six-month period following the date of termination of his employment.

Option/SAR Grants

There were no options granted to, nor any options exercised by, named executive officers during 2006. The following table provides information with respect to outstanding equity awards.

Outstanding Equity Awards at Year End

Name	Grant Date	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration Date
		Exercisable	Unexercisable		
Robert J. Brilon	11/20/1998	176,471	-	$6.38	11/20/2008
	6/8/2000	40,000	-	$6.00	6/8/2010
	5/1/2002	25,000	-	$6.50	5/1/2012
	12/4/2002	75,000	-	$1.06	12/4/2012
	12/1/2003	75,000	-	$2.05	12/1/2013
	12/10/2004	50,000	-	$2.05	12/10/2014
	5/20/2005	75,000	-	$1.58	5/20/2015
	12/1/2005	75,000	-	$3.32	12/1/2015

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2006.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,468,473	$ 6.62	63,467
Equity Compensation Plans Not Approved by Stockholders	509,091 (1)	$ 3.64	-
Total	1,997,564	$ 5.85	63,467

(1) Represents warrants issued in connection with the December 2005 private placement of 1,272,728 shares.

AUDIT COMMITTEE REPORT

General

The Board of Directors has appointed an Audit Committee consisting of four directors, Messrs. Hail, Hanson, Moya, and Peelle. All of the members of the committee are "independent" of our company and management, as independence is defined in applicable listing standards of NASDAQ and the applicable rules of the Securities and Exchange Commission.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, and financial reporting practices. A copy of the Audit Committee Charter is posted to our website at www.inplaytechnologies.com. During fiscal 2006, the Committee met four times and discussed the interim financial information contained in each quarterly earnings announcement and Annual Report on Form 10-KSB with the Chief Executive Officer/Chief Financial Officer, Vice President, Finance and Administration and independent registered public accountants prior to public release.

Audit Committee Philosophy and Objectives

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent registered public accountants a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees,"* discussed with the registered public accountants any relationships that may impact their objectivity and independence and satisfied itself as to the registered public accountants' independence. The Committee also reviewed with management and the independent registered public accountants the quality and adequacy of our internal controls. The Committee discussed with the registered public accountants their audit plans, audit scope and identification of audit risks.

The Committee discussed and reviewed with the registered public accountants all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (SAS) No. 61, *"Communication With Audit Committees,"* as amended by SAS 89 and SAS 90, and Rule 2-07, *"Communication with Audit Committees"* of Regulation S-X, and, with management present, discussed and reviewed the results of the registered public accountants' examination of the financial statements.

The Committee reviewed our audited financial statements as of and for the fiscal year ended December 31, 2006, with management and the registered public accountants. Management has the responsibility for the preparation of the financial statements and the registered public accountants have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent registered public accountants, the Committee recommended to the Board that our audited financial statements be included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment of the independent registered public accountants. The Board concurred and has submitted such recommendation to stockholders for ratification.

April 10, 2006

RESPECTFULLY SUBMITTED,

John W. Hail, Chairman
Steven P. Hanson
P. Robert Moya
William E. Peelle

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The following table sets forth, as of the record date, the number and percentage of outstanding shares of common stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each of our directors, (c) each of the officers listed in the Summary Compensation Table in the section entitled "Executive Compensation", and (d) all our directors and executive officers as a group. The address of each officer and director listed below is c/o InPlay Technologies, Inc., 234 S. Extension Road, Mesa, Arizona 85210.

Unless otherwise indicated, the persons below have sole voting and investment power with respect to the number of shares set forth opposite their names. The percentages shown are calculated based upon 11,504,051 shares of common stock outstanding on April 9, 2007. The numbers and percentages shown include the shares of common stock actually owned as of April 9, 2007 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of April 9, 2007, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

Name of Beneficial Owner	Number of Shares (1)		Percentage
Directors and Executive Officers:			
Robert J. Brilon	591,497	(2)	5.1%
John W. Hail	90,625	(3)	*
William E. Peelle	85,864	(4)	*
Steven P. Hanson	46,539	(5)	*
P. Robert Moya	30,000	(6)	*
All directors and officers as a group (seven persons)	826,525		7.3%
5% Stockholders:			
Delphi Corp.	1,651,846	(7)	14.4%
J. Patterson McBaine	1,618,870	(8) (10)	14.1%
Jon D. Gruber	1,463,120	(9) (10)	12.7%
Gruber & McBaine Capital Management	1,244,120	(10)	10.8%
Anthony J. Van Zeeland	931,532	(11)	8.1%
Potomac Capital Management	857,719	(12)	7.5%
Zeke L.P.	695,750	(13)	6.0%
AIGH Investment Partners LLC	680,106	(14)	5.9%

* Less than 1.0%

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law.

(2) Includes 591,471 shares of common stock issuable upon exercise of stock options.

(3) Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder and 75,000 shares of common stock issuable upon exercise of stock options.

(4) Includes 75,000 shares of common stock issuable upon exercise of stock options.

(5) Includes 6,539 shares of restricted stock and 35,000 shares of common stock issuable upon exercise of stock options.

(6) Includes 30,000 shares of common stock issuable upon exercise of stock options.

(7) Information is given in reliance upon information set forth in the named stockholder's Schedule 13D dated June 23, 2000, as filed with the Securities and Exchange Commission. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098. We and certain of our stockholders have entered into a stockholders' agreement with Delphi Corp., pursuant to which Delphi has the option to designate one member of our Board of Directors. Delphi's designee resigned from our Board of Directors during 2003 and Delphi has not designated a new director to fill that vacancy. On or about May 2003, Delphi notified us that our Board of Directors had the right to appoint an independent director in place of Delphi's designee. In addition, we were a party to a license agreement with Delphi that was terminated during fiscal 2005 and is described under "Certain Relationships and Related Transactions."

(8) Includes (a) 637,772 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 192,500 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 493,848 shares of common stock under management of Gruber & McBaine Capital Management; (d) 182,850 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by J. Patterson McBaine; and (e) 17,550 shares of common stock held by family accounts.

(9) Includes (a) 637,772 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 192,500 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 493,848 shares of common stock under management of Gruber & McBaine Capital Management; (d) 93,700 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by Jon D. and Linda W. Gruber Trust; and (e) 40,100 shares of common stock held by family accounts. Jon D. Gruber is the trustee of the Jon D. and Linda W. Gruber Trust and retains voting and dispositive power over the shares held by the trust.

(10) Includes (a) 673,772 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 192,500 shares of common stock, 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) 493,848 shares of common stock under management of Gruber & McBaine Capital Management. Jon D. Gruber and J. Patterson McBaine serve as the managing members of Gruber & McBaine Capital Management ("GMCM"), and retain voting and dispositive power over such shares under the control of GMCM. GMCM serves as the general partner of Lagunitas Partners LP and as the investment advisor for Gruber & McBaine International. The principal business office of Gruber & McBaine Capital Management is located at 50 Osgood Place, San Francisco, California 94133.

(11) Information is given in reliance upon information set forth in the named stockholder's Form 5 dated January 16, 2007, as filed with the Securities and Exchange Commission. The principal address of the named stockholder is c/o InPlay Technologies, 234 South Extension, Mesa, Arizona 85210.

(12) Includes (a) 330,537 shares of common stock and 35,400 shares of common stock issuable upon exercise of warrants held by Potomac Capital Partners, LP; (b) 215,700 shares of common stock and 22,500 shares of common stock issuable upon exercise of warrants held by Potomac Capital International, Ltd.; and (c) 229,582 shares of common stock and 24,000 shares of common stock issuable upon exercise of warrants held by Pleiades Investment Partners-R, L.P. The principal business office of Potomac Capital Management is located at 825 Third Avenue, 33rd Floor, New York, New York 10022.

(13) Information is given in reliance upon information set forth in the named stockholder's Schedule 13F dated January 12, 2007, as filed with the Securities and Exchange Commission. Includes 218,250 shares of common stock issuable upon exercise of warrants. The principal business office of Zeke L.P. is located at 1235 Westlake Drive, Berwyn, Pennsylvania 19312.

(14) Represents 680,106 shares of common stock held by AIGH Investment Partners, LLC. Orin Hirschman is the managing member of AIGH, and AIGH has sole voting and dispositive power over such shares. Information is based on a Schedule 13G/A dated February 15, 2006. The principal business office of AIGH is located at 6006 Berkeley Ave., Baltimore, Maryland 21209.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than 10% stockholders are required by Exchange Act regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for such persons, we believe that during the fiscal year ended December 31, 2006, our officers, directors, and greater than 10% beneficial owners have complied with all filing requirements applicable to them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2000, we entered into a license agreement with Delphi that gave Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi a warrant to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share, which expired in April 2004, and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first minimum royalty payments of $1 million and $2 million were received in 2004 and 2005, respectively. During October 2005, in connection with Delphi's bankruptcy, the license agreement was terminated. We subsequently filed a proof of claim for $9 million which is equivalent to the unpaid minimum royalty commitment of the exclusive license agreement. In January 2007, we reached a settlement agreement with Delphi in which Delphi agreed to allow a pre-petition general unsecured claim against Delphi Automotive Systems, LLC in the amount of $7.5 million. This agreement was approved by the bankruptcy court in February 2007. In March 2007, we sold our rights to this claim and received a cash payment of approximately $7.5 million.

PROPOSAL NO. 2 – APPROVAL OF THE PROPOSED 2005 STOCK AWARD PLAN AMENDMENT

During March 2005, our Board of Directors adopted the 2005 Stock Award Plan, or "2005 Plan", which was subsequently approved by our stockholders in May 2005. The 2005 Plan authorizes the Board or the Compensation Committee of the Board to grant options or other awards to employees, directors and consultants of our company. The 2005 Plan originally provided for the issuance of stock awards to purchase up to 500,000 shares of our common stock. As of March 31, 2007, options to purchase 456,600 shares of common stock were granted, and 6,539 shares of restricted stock had been granted, with a total of 36,861 shares available for future grants under the 2005 Plan. The Board has amended the 2005 Plan, subject to stockholder approval, to increase the number of shares authorized for issuance under the 2005 Plan from 500,000 to 1,000,000 shares. If the amendment is approved, there would be 536,861 shares available for future grants under the 2005 Plan. Approval of this amendment to the 2005 Plan requires that it be approved by an affirmative vote of a majority of shares present in person or by proxy at the meeting. A general description of the 2005 Plan is set forth below.

Background and Purpose

The terms of the 2005 Plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

Our Board of Directors adopted the 2005 Plan during March 2005 and during March 2007, have approved the amendment to increase the number of shares authorized for issuance under the 2005 Plan from 500,000 to 1,000,000.

General Terms of the 2005 Plan; Shares Available for Issuance

The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The 2005 Plan authorizes the issuance of 500,000 shares of our common stock (subject to increase to 1,000,000 shares at the meeting), all of which shares may be issued pursuant to incentive stock options. The maximum number of shares of common stock covered by awards granted to any individual in any year may not exceed 250,000. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Committee determines appropriate.

The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of NASDAQ, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards

The plan imposes individual limitations on certain awards, in part to comply with Section 162(m). Under these limitations, no more than 250,000 shares of stock may be granted to an individual during any fiscal year pursuant to any awards granted under the plan. The maximum amount that may be earned by any one participant as a Performance Award or other cash award for a performance period is $1 million. All limitations on the amount of stock to be issued under the plan are subject to adjustment in certain circumstances.

In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any of all of (1) the number and kind of shares that may be delivered under the plan, (2) the per person limitations described in the preceding paragraph, and (3) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility

The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration

Our Board of Directors administers the plan. However, the Compensation Committee of our Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee is referred to as the plan administrator. The Compensation Committee members must be "non-employee directors" as defined by Rule 16b-3 of the Securities Exchange Act, "outside directors" for purposes of Section 162(m), and independent as defined by NASDAQ or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both incentive stock options, which we refer to as ISOs, and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 85% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights at or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding 10 years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include "limited stock appreciation rights" exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock

The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations

The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock-Based Awards

The plan administrator is authorized to grant awards under the plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance or any other factors designated by the plan administrator, and awards valued by reference to the book value of shares of our common stock or the value of securities of or the performance of specified subsidiaries or business units. The plan administrator determines the terms and conditions of such awards.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the plan authorizes specific performance awards, which represent a conditional right to receive cash, shares of our common stock, or other awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be "covered employees" (as defined below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as "performance based" compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the Compensation Committee, not our Board of Directors.

Subject to the requirements of the plan, the plan administrator will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements, and/or those of our affiliates, or for our business units and/or those of our affiliates (except with respect to the total shareholder return and earnings per share criteria), will be used by the plan administrator in establishing performance goals for such Performance Awards (including for awards designed to comply with the performance-based compensation exception to Section 162(m)): (1) total stockholder return, (2) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings after interest expense but before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory; and (14) ratio of debt to stockholders' equity. In granting performance awards, the plan administrator may establish unfunded award "pools," the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of certain business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise.

After the end of each performance period, the plan administrator (which will be the Compensation Committee for awards intended to qualify as performance-based for purposes of Section 162(m)) will determine (a) the amount of any pools and the maximum amount of potential performance awards payable to each participant in the pools and (b) the amount of any other potential performance awards payable to participants in the plan. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards

Awards may be settled in the form of cash, shares of our common stock, other awards, or other property in the discretion of the plan administrator. Awards under the plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the plan administrator may, in its discretion, permit transfers of nonqualified stock options for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Securities Exchange Act of 1934.

The plan administrator may grant awards in exchange for other awards under the plan or under other of our compensation plans, or other rights to payment from us, and may grant awards in addition to or in tandem with such other awards or rights. In addition, the plan administrator may cancel awards granted under the plan in exchange for a payment of cash or other property. The terms of any exchange of, or purchase of, an award will be determined by the plan administrator in its sole discretion.

Acceleration of Vesting; Change in Control

The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a "change in control," as defined in the plan. In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any "change in control." The plan administrator may, in its discretion and without the consent of the participant, either (a) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the "change in control;" or (b) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan administrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a "change in control," we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the "change in control."

In the event of a "corporate transaction" (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Amendment and Termination

Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan will terminate on the earlier of (1) 10 years after its adoption by our Board of Directors or (2) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. Amendments to the plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

Federal Income Tax Consequences of Awards

The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

former officers or those of one of our affiliates, (4) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (5) any other person who is not otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

Ratification by Stockholders of the 2005 Plan Amendment

Approval of the 2005 Plan Amendment will require the affirmative vote of the holders of a majority of our outstanding shares of common stock present in person or by proxy at the meeting.

The Board of Directors recommends a vote FOR proposal No. 2

PROPOSAL NO. 3 – RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

General

Our Audit Committee has appointed Moss Adams LLP as our independent registered public accountants to audit our consolidated financial statements for the year ending December 31, 2007, and recommend that the stockholders vote in favor of the ratification of such appointment. Although not required to do so, the Board is submitting the appointment of Moss Adams LLP for ratification by stockholders in order to ascertain the views of the stockholders. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection. Even if the selection is ratified, the Audit Committee, at their discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such an appointment would be in the best interest of us and our stockholders.

Effective June 19, 2006, the Audit Committee dismissed Deloitte & Touche LLP as our independent registered public accounting firm. During the fiscal year ended December 31, 2005 and the subsequent interim reporting period from the last audit date of December 31, 2005, through and including the effective termination date of June 19, 2006, there were (i) no disagreements between the Registrant and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope, or procedure which disagreements if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Deloitte & Touche LLP with a copy of the disclosure related to their dismissal and requested that Deloitte & Touche LLP furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements by the Company concerning Deloitte & Touche LLP. A copy of such letter provided by Deloitte & Touche LLP is filed as Exhibit 16.1 to the Current Report on Form 8-K filed on June 22, 2006.

On June 19, 2006, we engaged the services of Epstein, Weber & Conover PLC as our independent registered public accountants, replacing Deloitte & Touche LLP. Moss Adams LLP acquired our previous independent registered public accountants, Epstein, Weber & Conover PLC on January 1, 2007. Our Audit Committee accepted the assumption by Moss Adams LLP of the Company's engagement letter with Epstein, Weber & Conover PLC and appointed Moss Adams LLP as our independent registered public accountant.

We provided Epstein, Weber & Conover PLC with a copy of the disclosure related to the assumption of their engagement letter by Moss Adams LLP and requested that Epstein, Weber & Conover PLC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements by the Company concerning Epstein, Weber & Conover PLC. A copy of such letter provided by Epstein, Weber & Conover PLC is filed as Exhibit 16.1 to the Current Report on Form 8-K filed on January 22, 2007.

The Board of Directors anticipates that representatives of Moss Adams LLP will attend the meeting, will be afforded an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions. Moss Adams LLP has advised us that neither the firm, nor any member of the firm has any financial interest, direct or indirect, in any capacity in our company. Representatives of Deloitte & Touche LLP will not be present at the meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP billed us $145,430, in aggregate, for professional audit services rendered during fiscal years 2006 and 2005. Moss Adams LLP billed us $65,530 during 2006 for professional services rendered. Fees for fiscal 2006 and 2005 consisted of billings for the audit of our consolidated financial statements and the reviews of the interim financial statements included in our quarterly reports.

Audit-Related Fees

During fiscal years 2006 and 2005, Deloitte & Touche LLP billed us $121,940, in aggregate, for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements that are not reported under Audit Fees above. These services include accounting consultation in connection with acquisitions, consultations concerning financial accounting and reporting standards and included professional services related to preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

During fiscal years 2006 and 2005, Deloitte & Touche LLP billed us $18,958, in aggregate, for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance, tax audit defense, mergers and acquisitions and tax planning.

All Other Fees

During fiscal years 2006 and 2005, Deloitte & Touche LLP billed us $6,225, in aggregate, for fees relating to the Company's change of accountants and seminar fees.

Summary of Fees Billed to the Company by Deloitte & Touche LLP

	2006	2005
Audit Fees	$ 50,230	$ 95,200
Audit-Related Fees	87,665	34,075
Tax Fees	-	18,958
All Other Fees	6,000	225

Summary of Fees Billed to the Company by Moss Adams LLP

	2006
Audit Fees	$ 65,530
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent registered public accountant. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent registered public accountants, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate the pre-approval of services to be performed by the independent registered public accountants to management.

Our Audit Committee requires that our independent registered public accountant, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by Moss Adams LLP described above under the captions "Audit-Related Fees," "Tax Fees," and "All Other Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

The Board of Directors recommends a vote FOR Proposal No. 3.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2008 Annual Meeting of Stockholders must be received on or before December 18, 2007, in order for the proposals to be eligible for inclusion in our proxy statement and proxy relating to the meeting. Additionally, if a stockholder wishes to present to us an item for consideration as an agenda item for a meeting without inclusion in the proxy statement, the stockholder must give timely notice to us and give a brief description of the business desired to be discussed. To be timely for the 2008 Annual Meeting, our bylaws require that such notice must have been delivered to or mailed to and received by us no less than 60 and no more than 90 days prior to the 2008 Annual Meeting. If we do not publicly announce our meeting date or give notice of our meeting date at least 70 days before our 2008 Annual Meeting, stockholders may submit items for consideration as agenda items until 5:00 p.m. on the 15th day after the public disclosure or notice. These proposals should be sent to our Corporate Secretary by fax 480.586.3378 or by mail to Corporate Secretary, InPlay Technologies, Inc., 234 S. Extension Road, Mesa, Arizona 85210.

Such proposals may be included in next year's proxy statement if they comply with certain rules and regulations of the Securities and Exchange Commission and the procedures set forth in our bylaws.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2008, except in circumstances where we receive notice of the proposed matter no later than March 2, 2008, and the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER MATTERS

We do not know of any other items that will be presented for consideration at the meeting. If any other matters properly come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, intend to vote the shares they represent as the Board of Directors may recommend.

Dated: April 10, 2007




Corporate and Stockholder Information

Headquarters
234 South Extension
Mesa, Arizona 85210
USA
Tel (480) 586-3300
Fax (480) 844-9625

Web site
www.inplaytechnologies.com

Board of Directors
Steven Hanson, Chairman
Bob Brilon
John Hail
Robert Moya
Bill Peelle

Management
Bob Brilon, CEO, President and CFO
Heather Beshears, VP Corporate Communications
Tim Kuhn, VP Business Development
Ramesh Ramchandani, VP
and COO, MagicPoint Technology
William Rodes, VP Finance and Administration
Eric Vandewater, VP
and CTO, MagicPoint Technology

Common Stock
Listed on the NASDAQ Capital Market
Stock Symbol **NPLA**

Transfer Agent and Registrar
For information about address changes, consolidation of accounts and lost stock certificates, contact:
Computershare Trust Company
P.O. Box 1596
Denver, CO 80201
(303) 262-0600
www.computershare.com

Independent Registered Public Accountants
Moss Adams, LLP
8800 East Raintree Drive
Scottsdale, AZ 85260
(480) 444-3424

Corporate Counsel
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, AZ 85016
(602) 445-8000

Investor Relations:
For investor information or any questions, contact:
Heather Beshears
Vice President, Corporate Communications
InPlay Technologies
234 South Extension
Mesa, AZ 85210
(480) 586-3357
heather@inplaytechnologies.com

SEC Filings and Investor Information:
InPlay Technologies makes its SEC filings available on the Web site, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, Section 16 reports and other filings, as soon as reasonably practicable after filing with, or furnishing to the Securities and Exchange Commission.

To request investor materials, contact Investor Relations, InPlay Technologies, 234 South Extension, Mesa, AZ 85210, via phone at (480) 586-3300, or access the Company's Web site www.inplaytechnologies.com to download information or be added to our mailing list.


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InPlay Technologies

234 S Extension Rd
Mesa, AZ 85210

Tel: 480.586.3300 | Fax: 480.844.9625



www.InPlayTechnologies.com

END



NASDAQ: NPLA